IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3.1 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

[redacted]

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Campello Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001439672
(Registrant's CIK Number)

Exhibit 99.3.1 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-152391
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))

Grant of Continuing Hardship Exemption

July 10, 2008

Applicant: Robert B. Pomerenk

Company Name: Campello Bancorp, Inc.

Form Type: S-1

Subject document[s]: Exhibit 99.3 Appraisal Report

We considered your continuing hardship exemption request submitted via EDGAR on July 10, 2008 (Accession no. 0000943374-08-001059) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request. Accordingly, you must file the documents that are the subject of your request in paper as outlined in Rule 202(c) of Regulation S-T.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Cecile Peters
Chief, Office of Information Technology
Division of Corporation Finance

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Brockton, State of Massachusetts on September 8, 2008.

CAMPELLO BANCORP, INC.

By: ______________________________
Dennis P. Jones
Senior Vice President, Chief Financial Officer and
Chief Operating Officer

Exhibit 99.3.1

PRO FORMA VALUATION UPDATE REPORT

CAMPELLO BANCORP
Brockton, Massachusetts

HOLDING COMPANY FOR
THE COMMUNITY BANK, A MASSACHUSETTS COOPERATIVE BANK
Brockton, Massachusetts

Dated As Of:
August 29, 2008

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.
Financial Services Industry Consultants

20 YEARS

August 29, 2008

Board of Directors
Campello Bancorp
The Community Bank, a Massachusetts Cooperative Bank
1265 Belmont Street
Brockton, Massachusetts 02301

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of stock issuance described below. This Appraisal Update (the "Update") is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") and applicable interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Deposit Insurance Corporation ("FDIC") and the Massachusetts Division of Banks (the "Division") in the absence of separate written valuation guidelines.

Our Original Appraisal report, dated June 30, 2008 (the "Original Appraisal") is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Campello Bancorp's financial condition, including financial data through July 31, 2008; (2) an updated comparison of Campello Bancorp's financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the date of the Original Appraisal. The Update also corrects the description of the Bank's charter to a Massachusetts cooperative bank and, as such, insurance of deposits above FDIC maximums is provided by the Share Insurance Fund of the Cooperative Central Bank. In addition, the update clarifies the correct name of the existing mutual holding company is Campello Bancorp while the name of the newly chartered Maryland corporation is Campello Bancorp, Inc.

Plan of Conversion and Reorganization

Campello Bancorp (the "Company"), was organized in 1994, concurrent with the reorganization of The Community Bank, a Massachusetts Cooperative Bank (the "Bank") from a state-chartered mutual cooperative bank into a mutual holding company structure ("MHC"). In conjunction with the reorganization, the Company was formed and concurrently owns all the capital stock of the Bank. No stock was issued publicly pursuant to the reorganization. The Bank transferred a small portion of its retained earnings to the Company for its initial

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

capitalization. At the same time, the Bank converted to a state-chartered stock cooperative bank with the Company owning all of its outstanding stock. The Company is a bank holding company and conducts its operations primarily through the Bank.

The Board of Directors of the Company adopted a plan of conversion and reorganization on April 17, 2008 which was amended June 19, 2008 (the "Plan"). Pursuant to the Plan, the Company will convert from the mutual holding company form of organization to the stock form and will sell shares of common stock to the public in a stock offering. The conversion (the "Conversion") will be accomplished under the laws of the Commonwealth of Massachusetts and the regulations of the Division and the FDIC, and other applicable laws and regulations. As part of the Conversion, the Company, the mutual holding company parent of the Bank will be merged into the Bank and the mutual holding company will no longer exist. The Company, a Massachusetts corporation, which owns 100% of the Bank, will be succeeded by a new Maryland corporation with the name Campello Bancorp, Inc. (hereinafter "CBI"). When the conversion is completed, all of the capital stock of the Bank will be owned by CBI, the newly formed Maryland-chartered holding company, and all of the common stock of CBI will be owned by public stockholders.

Pursuant to the plan of conversion and reorganization, CBI will retain up to 50% of the net proceeds raised in the offering and downstream to the Bank the remaining net proceeds. The funds downstreamed to the Bank will be includable as Tier 1 capital for regulatory capital purposes. Immediately after consummation of the conversion and reorganization, it is not anticipated that CBI will engage in any business activity other than ownership of the Bank subsidiary, extending the loan to the Bank's newly formed employee stock ownership plan ("ESOP") and investment of stock proceeds that are retained by CBI. It is anticipated that the shares will be offered in a subscription offering to the Bank's Eligible Account Holders, Supplemental Eligible Account Holders, Employee Stock Ownership Plan, and Employees, Officers and Trustees of the Bank and the Company and Corporators of the Company. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering.

Concurrent with the Conversion, the Bank will form a charitable foundation called The Community Bank Foundation (the "Foundation"). The Foundation will be funded with a contribution equal to 5% of the stock sold in the Conversion based on the IPO price of $10.00 per share, consisting of 95% common stock and 5% cash.

<u>Limiting Factors and Considerations</u>

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial's valuation was determined based on the financial condition and operations of the Company as of July 31, 2008, the date of the supplemental financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Company's financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Discussion of Relevant Considerations

1. Financial Results

Following the preparation of the Original Appraisal, the Company's July 31, 2008 financial data became available in the amended prospectus. Table 1 presents summary balance sheet and income statement data through July 31, 2008, as well as comparable data for the period ending April 30, 2008, as set forth in the Original Appraisal.

Growth Trends

The Company's total assets increased by approximately $20.5 million over the three months ended July 31, 2008, which was funded by a $27.5 million increase in deposits. On the asset side of the balance sheet, growth was realized in both the loan and investment portfolios while a portion of the deposit growth funded the repayment of borrowed funds which decreased modestly (by $6.5 million). Equity increased slightly during the quarter as interim earnings more than offset downward valuation adjustments on the AFS portfolio.

Loan Receivable

Loans receivable inclusive of loans held for sale increased modestly over the quarter ended July 31, 2008, to equal $335.7 million, equal to 82.41% of total assets. As discussed in the Original Appraisal, long term trends for the portfolio reflect an increasing proportion of commercial mortgage and C&I loans, while the proportion of 1-4 family mortgage loans and home equity loans has diminished.

Cash, Investments and Mortgage-Backed Securities

The balance of cash, Federal funds sold, investments and mortgage-backed securities ("MBS") increased modestly over the quarter ended July 31, 2008, to equal $48.7 million, or 12.0% of total assets in aggregate. Moreover, the composition of the securities portfolio is substantially the same as the composition which prevailed as of the prior quarter end with the exception of the increase in overnight Federal funds sold.

Table 1
Campello Bancorp
Recent Financial Data

	At April 30, 2008 Amount ($000)	At April 30, 2008 % of Assets (%)	At July 31, 2008 Amount ($000)	At July 31, 2008 % of Assets (%)
Balance Sheet Data				
Assets	$386,778	100.00%	$407,313	100.00%
Cash on hand and in other banks	6,374	1.65%	8,143	2.00%
Federal funds sold	3,506	0.91%	15,200	3.73%
Investment securities available for sale	27,294	7.06%	25,090	6.16%
Mortgage-backed securities available for sale	241	0.06%	229	0.06%
Loans held for sale	4,194	1.08%	1,677	0.41%
Loans receivable, net	322,559	83.40%	333,995	82.00%
Servicing assets	217	0.06%	202	0.05%
Bank owned life insurance	2,335	0.60%	2,356	0.58%
Goodwill and intangible assets	820	0.21%	810	0.20%
Prepaid expenses and other assets	1,134	0.29%	1,333	0.33%
Deposits	279,492	72.26%	307,025	75.38%
Borrowed funds	77,403	20.01%	70,889	17.40%
Subordinated debentures	4,124	1.07%	4,124	1.01%
Equity	23,394	6.05%	23,250	5.71%

	12 Months Ended April 30, 2008 Amount ($000)	12 Months Ended April 30, 2008 % of Avg. Assets (%)	12 Months Ended July 31, 2008 Amount ($000)	12 Months Ended July 31, 2008 % of Avg. Assets (%)
Summary Income Statement				
Interest Income	$22,848	5.95%	$22,645	5.79%
Interest Expense	(12,697)	-3.31%	(12,236)	-3.13%
Net Interest Income	$10,151	2.64%	$10,409	2.66%
Provision for Loan Losses	(1,045)	-0.27%	(1,009)	-0.26%
Net Interest Income after Provisions	$9,106	2.37%	$9,400	2.40%
Other Operating Income	$3,168	0.83%	$3,079	0.79%
Operating Expense	(11,478)	-2.99%	(11,837)	-3.03%
Net Income Before Tax	$796	0.21%	$642	0.16%
Income Taxes	(220)	-0.06%	(204)	-0.05%
Net Income	$576	0.15%	$438	0.11%

Source: Campello Bancorp's audited and unaudited financial statements and RP Financial calculations.

Funding Structure

Deposit balances increased by $27.5 million over the three months ended July 31, 2008, to equal $307.0 million, or 75.4% of total assets. Borrowings diminished as FHLB advances declined by $6.5 million while subordinated debt outstanding was unchanged.

Equity

Total equity decreased modestly (by $144,000) over the three months ended July 31, 2008 to equal $23.3 million, or 5.72% of assets. At the same date, the Bank's capital ratios were higher reflecting the impact of subordinated debt issued by the Company with substantially all of the proceeds infused into the Bank as capital.

Asset Quality Trends

Non-performing assets increased from $10.9 million (2.83% of assets) at April 30, 2008 to $12.3 million (3.01% of assets) at July 31, 2008. This increase is due primarily to an increase in non-accrual loans from $7.5 million to $9.7 million, with the increase primarily comprised of six single-family owner-occupied residential mortgages totaling $2.1 million. While restructured loans decreased from $535,000 to $127,000 as a restructured loan was put on non-accrual status, foreclosed real estate increased from $627,000 to $801,000. The ratio of allowances to total loans equaled 1.42%, versus 1.41% as of April 30, 2008, while reserve coverage in relation to non-performing loans diminished to 42.08% versus 44.89% as of the 2008 fiscal year end.

As discussed in the Original Appraisal, in addition to the foregoing specific NPAs which have been identified, the Company's loan portfolio may be at risk of increasing delinquencies, consistent with national trends. Specifically, the Company's asset base has been increasingly comprised of high risk-weight loans including commercial mortgage and C&I loans. Moreover, while the construction loan portfolio has not been growing, it remains a relatively large proportion of total loans and there is constant turnover in the portfolio given the short-term nature of construction lending. Of particular focus from a credit standpoint is the limited seasoning in the commercial loan portfolio. Specifically, the portfolio of commercial mortgage and C&I loans increased by approximately $60 million since the end of fiscal 2004 thereby more than doubling in size. The limited seasoning of the portfolio is important since asset quality problems may not arise until after several years of seasoning and/or deterioration in the economy stresses the portfolio.

Income and Expense Trends

The Company's earnings declined slightly based on updated financial data, as operating expenses increased on a trailing twelve months basis and other components of the income statement were relatively unchanged. Overall, the Company reported net income equal to 438,000 (0.11% of average assets) for the 12 months ended July 31, 2008, in comparison to earnings of $576,000 (0.15% of average assets) for the 12 months ended April 30, 2008, as reflected in the Original Appraisal.

Net Interest Income

The Company's net interest income increased slightly over the quarter, primarily reflecting the positive impact of balance sheet growth. For the 12 months ended July 31, 2008, the Company's net interest income totaled $10.4 million (2.66% of average assets).

Loan Loss Provisions

Provisions for loan losses remained substantially unchanged based on updated financial data equaling $1.0 million, equal to 0.26% of average assets for the 12 months ended July 31, 2008. As discussed in the Original Appraisal, the continued level of provisioning is attributable both to the increases in the portfolio of higher risk-weight assets and to the increase in non-performing assets ("NPAs").

Other Operating Income

Other operating income for the most recent 12 months decreased slightly to $3.1 million, or 0.79% of average assets. The bulk of the Company's fee income is comprised of fees related to its depository activities, lending, and mortgage servicing. However, the Company has also diversified into non-traditional product lines (primarily insurance commission income), which provides a modest amount of fee income. Additionally, non-interest income was further enhanced by the purchase of BOLI, wherein the income from the increase in the cash surrender value of the policies is reflected as non-interest income.

Operating Expenses

The Company's operating expenses have increased in recent years due to asset growth, emphasis in commercial lending, de novo branching, and revenue diversification strategies. Consistent with this trend, the Company's operating expenses increased based on updated financial data. For the 12 months ended July 31, 2008, the Company's operating expenses equaled $11.8 million, or 3.03% of average assets, which is above the level of $11.5 million, or 2.99% of average assets reported for the 12 months ended April 30, 2008.

Operating expenses are expected to increase following the Conversion as a result of the expense of the stock-related benefit plans, the cost related to operating as a public company and as a result of long-term plans to continue to expand commercial account relationships and the related delivery systems. With regard to this latter factor, the Company plans to establish additional business resource centers at an anticipated rate of one per year over the next three to four years. The Company will also support the deposit growth strategy in the commercial area by employing alternative delivery and support systems such as remote deposit capture and courier services which have also been a factor in the recent growth of the Company's operating costs. Furthermore, the Company expects to continue to gradually build its commercial lending staffing levels to take advantage of the expanded branch coverage. The Company will be seeking to offset such costs over time through growth and increased efficiency.

Taxes

The Company's average tax rate has been trending downward over the last several fiscal years, reflecting the impact of various tax minimization strategies, which have primarily included the investment in BOLI, and the holding of a substantial portion of the Bank's securities portfolio in a first tier subsidiary of the Bank known as Campello Securities Corporation. Contrary to recent trends, the Company's average tax rate equaled 31.8% for the twelve months ended July 31, 2008, which was above the fiscal 2008 average tax rate of 27.6%.

Efficiency Ratio

The Company's efficiency ratio increased modestly based on updated financial data reflecting the reduction in core earnings and equaled 87.8% for the 12 months ended July 31,

2008. On a post-offering basis, the efficiency ratio is expected to show some improvement as the net interest ratio increases with the reinvestment of proceeds, although the increased operating expenses reflecting the costs of expanding commercial account relationships (i.e., expense of opening business resource centers, staffing, etc.) as well as public company and stock plans expenses may limit the improvement.

2. Peer Group Financial Comparisons

Tables 2 and 3 present the most recent updated financial characteristics and operating results available for Company, the Peer Group and all publicly-traded savings institutions. The ten financial institutions comprising the Peer Group in our Original Appraisal remain unchanged.

Financial Condition

In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios examined in the Original Appraisal analysis (see Table 2). Relative to the Peer Group, the Company's interest-earning asset composition continued to reflect a slightly higher level of loans (82.4% of assets for the Company versus 71.4% for the Peer Group on average) and a lower level of cash, MBS and investments (12.0% for the Company versus 23.5% for the Peer Group). The Company's funding composition continued to reflect a greater proportion of deposits in comparison to the Peer Group based on deposits/assets ratios of 75.4% and 64.7%, respectively. Comparatively, borrowings accounted for a more limited portion of the Company's interest-bearing funding composition, as reflected by borrowings-to-assets ratios of 18.4% and 22.9% for the Company and the Peer Group, respectively, including balances of subordinated debt which totaled 1.0% for the Company and 0.5% for the Peer Group.

The Company's net worth ratio of 5.7% of assets remained well below the Peer Group's average net worth ratio of 11.7%. The Company's equity substantially consisted of tangible equity as intangible assets were nominal at less than 0.2% of assets. Intangible assets were comparatively greater for the Peer Group equal to 0.9% of assets, translating into a tangible equity-to-assets ratio of 10.8% on average for the Peer Group. The Company's pro forma tangible capital position will increase with the addition of stock proceeds to levels more closely approximating the Peer Group average, but may still fall short at the lower end of the offering range. The increased equity is anticipated to enhance the earnings potential through reinvestment of proceeds, lower funding costs and potentially through profitable growth. However, at the same time, the increased pro forma capital position is expected to result in a decline in return on equity ("ROE"), based on both reported and core earnings. Both the Company's and the Peer Group's current regulatory capital ratios at the bank subsidiary level reflect surpluses over regulatory capital requirements; and on a post-offering basis the cushion over capital requirements will be enhanced.

The growth rate section of Table 2 shows annual growth rates for key balance sheet items for the fifteen month period through July 31, 2008, for the Company and for the most

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of June 30, 2008

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Campello Bancorp																				
July 31, 2008	5.7%	6.2%	0.6%	82.4%	75.4%	17.4%	1.0%	5.7%	0.2%	5.5%	8.42%	23.62%	6.61%	10.13%	3.55%	1.64%	2.10%	6.81%	6.81%	10.73%
All Public Companies																				
Averages	3.4%	19.6%	1.3%	71.1%	66.4%	20.0%	0.6%	11.6%	1.0%	10.9%	8.26%	0.11%	9.72%	4.03%	21.39%	-1.37%	-2.34%	10.39%	10.26%	16.33%
Medians	2.4%	16.5%	1.4%	72.9%	67.5%	18.8%	0.0%	10.1%	0.1%	9.1%	6.79%	-0.93%	8.77%	1.68%	14.47%	-0.35%	-0.58%	8.87%	8.80%	13.50%
State of MA																				
Averages	3.9%	23.2%	1.1%	67.8%	64.2%	20.1%	0.3%	14.7%	1.0%	13.6%	9.96%	8.74%	10.51%	4.39%	27.15%	0.18%	-2.44%	14.13%	14.20%	19.60%
Medians	4.3%	21.7%	1.2%	69.4%	63.8%	19.3%	0.0%	14.5%	0.0%	13.8%	8.86%	0.84%	10.95%	4.85%	34.27%	1.09%	1.16%	12.70%	12.70%	13.60%
Comparable Group																				
Averages	4.4%	19.1%	1.2%	71.4%	64.7%	22.4%	0.5%	11.7%	0.9%	10.8%	10.59%	3.53%	9.96%	6.01%	18.08%	0.59%	-0.97%	10.66%	10.46%	14.51%
Medians	4.4%	14.9%	1.3%	74.6%	63.2%	21.5%	0.0%	9.9%	0.0%	8.2%	9.64%	0.92%	10.97%	5.28%	28.01%	1.24%	1.31%	8.63%	8.50%	12.79%
Comparable Group																				
BFBC Benjamin Frkln Bncrp Inc of MA	4.9%	19.8%	1.1%	68.7%	67.7%	19.9%	0.0%	11.0%	3.7%	7.2%	7.90%	2.00%	11.25%	3.15%	35.58%	-1.21%	-0.97%	7.73%	7.73%	11.67%
CEBK Central Bncrp of Somerville MA	2.2%	10.6%	1.1%	83.7%	64.1%	26.5%	2.0%	6.8%	0.4%	6.4%	2.61%	-9.69%	3.74%	-3.39%	20.41%	1.09%	1.16%	NA	8.38%	12.30%
CBNK Chicopee Bancorp, Inc. of MA	5.5%	10.6%	0.0%	79.2%	62.5%	16.2%	0.0%	19.1%	0.0%	19.1%	9.69%	17.68%	8.53%	-2.07%	NM	-10.22%	-10.22%	20.30%	20.30%	25.10%
HBNK Hampden Bancorp, Inc. of MA(1)	6.6%	23.6%	1.6%	66.1%	58.0%	21.5%	0.0%	19.8%	0.0%	19.8%	2.65%	-11.58%	11.09%	-8.54%	41.34%	2.01%	2.01%	NA	NA	NA
HIFS Hingham Inst. for Sav. of MA	7.6%	8.9%	1.7%	80.4%	60.1%	31.9%	0.0%	7.3%	0.0%	7.3%	9.71%	-1.11%	12.16%	9.08%	10.98%	6.78%	6.78%	NA	NA	NA
LSBX LSB Corp of No. Andover MA	2.6%	37.5%	1.5%	56.7%	52.2%	38.9%	0.0%	8.3%	0.0%	8.3%	23.08%	22.06%	23.05%	18.29%	36.65%	1.90%	1.90%	8.63%	8.63%	13.27%
LEGC Legacy Bancorp, Inc. of MA	2.0%	17.8%	1.6%	73.8%	63.9%	21.4%	0.0%	13.9%	1.4%	12.5%	9.56%	-0.44%	10.81%	7.41%	36.04%	-9.49%	-16.54%	9.70%	9.70%	13.60%
MFLR Mayflower Bancorp, Inc. of MA(1)	3.2%	39.6%	0.0%	51.4%	83.8%	7.7%	0.0%	8.2%	0.0%	8.1%	0.60%	11.90%	-6.52%	1.65%	-9.24%	1.39%	1.46%	NA	NA	NA
NHTB NH Thrift Bancshares of NH	3.8%	12.1%	1.1%	75.4%	78.3%	9.1%	2.5%	8.8%	3.6%	5.2%	10.53%	0.92%	10.85%	18.04%	-27.14%	19.68%	10.73%	8.05%	8.05%	11.11%
NFSB Newport Bancorp, Inc. of RI	5.5%	10.3%	2.4%	78.7%	56.3%	28.5%	0.0%	14.2%	0.0%	14.2%	29.15%	NM	16.75%	14.59%	NM	-6.01%	-6.01%	NA	NA	NA

(1) Financial information is for the quarter ending March 31, 2008.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable.

Table 3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended June 30, 2008

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Campello Bancorp																			
July 31, 2008	0.11%	5.79%	3.13%	2.66%	0.26%	2.40%	0.00%	0.00%	0.79%	0.79%	3.02%	0.01%	0.00%	0.00%	6.15%	3.72%	2.43%	$4,288	31.78%
All Public Companies																			
Averages	0.22%	5.73%	3.02%	2.71%	0.38%	2.33%	0.03%	-0.02%	0.86%	0.87%	2.55%	0.08%	-0.01%	0.00%	6.07%	3.48%	2.58%	$5,780	32.25%
Medians	0.44%	5.68%	3.06%	2.73%	0.14%	2.52%	0.00%	0.00%	0.51%	0.51%	2.53%	0.00%	0.00%	0.00%	5.98%	3.54%	2.66%	$4,925	32.87%
State of MA																			
Averages	0.40%	5.54%	2.79%	2.75%	0.14%	2.61%	0.02%	-0.02%	0.51%	0.51%	2.49%	0.03%	0.00%	0.00%	5.82%	3.31%	2.51%	$6,210	36.04%
Medians	0.46%	5.56%	2.79%	2.81%	0.12%	2.67%	0.00%	0.00%	0.43%	0.45%	2.59%	0.00%	0.01%	0.00%	5.81%	3.28%	2.51%	$6,063	37.35%
Comparable Group																			
Averages	0.39%	5.57%	2.83%	2.75%	0.08%	2.67%	0.02%	0.00%	0.50%	0.51%	2.61%	0.02%	0.00%	0.06%	5.86%	3.26%	2.61%	$5,606	33.17%
Medians	0.37%	5.61%	2.79%	2.77%	0.06%	2.68%	0.00%	0.00%	0.44%	0.45%	2.69%	0.00%	0.00%	0.06%	5.88%	3.23%	2.60%	$5,055	34.24%
Comparable Group																			
BFBC Benjamin Frkln Bncrp Inc of MA	0.48%	5.25%	2.60%	2.66%	0.10%	2.56%	0.10%	0.00%	0.60%	0.69%	2.53%	0.08%	0.00%	0.06%	5.64%	2.98%	2.66%	$6,279	33.60%
CEBK Central Bncrp of Somerville MA	0.29%	5.72%	3.18%	2.54%	0.02%	2.52%	0.00%	0.00%	0.27%	0.27%	2.50%	0.00%	0.00%	0.06%	5.89%	3.43%	2.46%	$4,443	28.39%
CBNK Chicopee Bancorp, Inc. of MA	0.16%	5.37%	2.41%	2.96%	0.06%	2.91%	0.00%	0.00%	0.43%	0.43%	3.14%	0.00%	0.00%	0.06%	5.65%	3.09%	2.56%	$4,260	39.26%
HBNK Hampden Bancorp, Inc. of MA(1)	0.31%	5.57%	2.84%	2.73%	0.06%	2.67%	0.00%	0.00%	0.44%	0.44%	2.64%	0.00%	0.00%	0.06%	5.79%	3.57%	2.22%	NM	39.71%
HIFS Hingham Inst. for Sav. of MA	0.69%	5.77%	3.38%	2.40%	0.06%	2.34%	0.00%	0.00%	0.23%	0.23%	1.49%	0.00%	0.00%	0.06%	5.95%	3.67%	2.28%	$9,158	34.88%
LSBX LSB Corp of No. Andover MA	0.62%	5.82%	3.35%	2.47%	0.15%	2.33%	0.02%	0.00%	0.43%	0.45%	1.82%	0.00%	0.00%	0.06%	6.01%	3.72%	2.29%	$7,833	41.28%
LEGC Legacy Bancorp, Inc. of MA	0.15%	5.66%	2.83%	2.83%	0.13%	2.69%	0.00%	0.00%	0.59%	0.59%	3.11%	0.04%	0.00%	0.06%	6.01%	3.37%	2.64%	$5,055	8.53%
MFLR Mayflower Bancorp, Inc. of MA(1)	0.43%	5.54%	2.75%	2.80%	0.00%	2.80%	0.05%	0.00%	0.39%	0.44%	2.77%	0.01%	0.00%	0.06%	5.84%	3.01%	2.83%	$3,931	30.26%
NHTB NH Thrift Bancshares of NH	0.65%	5.38%	2.45%	2.93%	0.03%	2.90%	0.00%	0.00%	0.93%	0.93%	2.73%	0.07%	0.00%	0.06%	5.87%	2.71%	3.15%	$3,520	26.80%
NFSB Newport Bancorp, Inc. of RI	0.13%	5.64%	2.48%	3.15%	0.14%	3.01%	0.00%	0.00%	0.65%	0.65%	3.40%	0.00%	0.00%	0.08%	5.98%	3.01%	2.97%	$5,978	49.02%

(1) Financial information is for the quarter ending March 31, 2008.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

The Company's efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 87.8% remains less favorable than the Peer Group's ratio of 80.1%, with the Company's higher ratio reflective of its weaker core earnings level. On a post-offering basis, the Company's efficiency ratio may improve marginally over the short term while management expects more significant long-term improvement as the proceeds and infrastructure investments are leveraged.

As noted above, loan loss provisions continued to have a more significant impact on the Company's earnings in comparison to the Peer Group, with loan loss provisions established by the Company and the Peer Group equaling 0.26% and 0.08% of average assets, respectively. The Company's loan loss provisions remain above the Peer Group average based on updated financial data in response to the Company's loan portfolio growth and continued high levels of NPAs.

The Company's average tax rate for the 12 months ended July 31, 2008, equaled 31.78%, which closely approximated the Peer Group average of 33.17%.

<u>Credit Risk Exposure</u>

The ratio of NPAs & 90+ delinquencies-to-assets for the Company increased from 2.83% as of April 30, 2008, to 3.01% as of July 31, 2008, as shown in Table 4 reflecting deterioration in credit quality for the Company. Importantly, the Company's NPAs & 90+ delinquencies-to-assets ratio remained above the level reported by any of the Peer Group companies on an individual basis (the highest ratio for the Peer Group was 1.79% of assets reported by Central Bancorp). The higher ratio of NPAs reported by the Company was the result of both a higher ratio of non-performing loans and REO. The Company maintained a lower level of loss reserves as a percent of non-performing loans (42.08% versus 149.21% for the Peer Group. While NPAs are trending higher for both the Company and Peer Group, the growth of the Company's NPAs has been more significant, particularly in view of the modest reserve coverage. Additionally, the Company's credit risk profile has increased over the last couple of years with the increase in NPAs and owing to the more active commercial mortgage and C&I lending activity where there is limited seasoning on the more recent loan originations.

It should be noted that investors are placing significant weight on credit quality in their investment analyses of financial institutions in the current operating environment. Accordingly, RP Financial has considered the Company's high NPAs both in the Original Appraisal and this updated valuation. The importance of credit quality in valuations in the current market is evidenced by Central Bancorp which reported NPAs more than twice the Peer Group average which is reflected in a P/B ratio which is materially discounted to the other Peer Group institutions.

Table 4
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of June 30, 2008 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Campello Bancorp	0.20%	3.01%	3.38%	42.08%	39.33%	37.58%	$81	0.03%
All Public Companies								
Averages	0.23%	1.50%	1.56%	1.05%	158.31%	114.51%	$745	0.23%
Medians	0.06%	0.76%	0.83%	0.91%	97.04%	70.59%	$122	0.06%
State of MA								
Averages	0.06%	0.67%	0.85%	1.01%	175.31%	142.52%	$229	0.07%
Medians	0.02%	0.61%	0.69%	0.96%	181.10%	109.73%	$32	0.03%
Comparable Group								
Averages	0.05%	0.79%	0.96%	0.89%	149.21%	115.66%	$45	0.03%
Medians	0.01%	0.73%	0.93%	0.83%	91.13%	90.08%	$19	0.02%
Comparable Group								
BFBC Benjamin Frkln Bncrp Inc of MA	0.00%	1.02%	1.46%	0.96%	65.51%	65.51%	$27	0.02%
CEBK Central Bncrp of Somerville MA	0.00%	1.79%	2.12%	0.80%	37.71%	37.71%	$4	0.00%
CBNK Chicopee Bancorp, Inc. of MA	0.00%	0.36%	0.45%	0.81%	181.10%	181.10%	$10	0.01%
HBNK Hampden Bancorp, Inc. of MA(1)	0.00%	0.88%	NA	NA	NA	NA	$4	0.00%
HIFS Hingham Inst. for Sav. of MA	0.09%	NA	NA	0.64%	NA	NA	$174	0.11%
LSBX LSB Corp of No. Andover MA	0.10%	0.30%	0.36%	1.28%	360.00%	243.97%	$38	0.04%
LEGC Legacy Bancorp, Inc. of MA	0.01%	0.70%	0.93%	0.85%	91.13%	90.08%	$136	0.08%
MFLR Mayflower Bancorp, Inc. of MA(1)	0.27%	0.52%	0.48%	1.07%	223.01%	109.73%	$3	0.00%
NHTB NH Thrift Bancshares of NH	0.04%	0.76%	0.95%	0.81%	86.01%	81.53%	$48	0.03%
NFSB Newport Bancorp, Inc. of RI	0.00%	NA	NA	0.83%	NA	NA	$7	-0.01%

(1) Financial information is for the quarter ending March 31, 2008.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

3. Stock Market Conditions

Since the date of the Original Appraisal, the broader stock market has exhibited volatility and, in general, has declined. Led by a decline in financial shares, the downward trend in stocks prevailed through most of June. The Dow Jones Industrial Average ("DJIA") hit a 2008 low in late-June, as stocks plunged following downgrades of brokerage and automotive stocks and a jump in oil prices. Selling pressure in the broader market continued into the first half of July 2008, as financial stocks led the downturn on worries about earnings and the economy. For the first time in two years, the DJIA closed below 11000 in mid-July as bank stocks led the market lower following the takeover of IndyMac Bancorp by the FDIC. Led by a rally in financial stocks, stocks rebounded heading into the second half of July. Better-than-expected earnings by some of the major banks and a drop in oil prices below a $130 a barrel were noteworthy contributors to the rally. Led by a sell-off in financial shares, stocks tumbled in late-July on more bad news about the housing market. Stocks rallied at the end on July as investors moved into beaten up financial stocks on hopes that the credit crisis was nearing an end. Lower oil prices and reassuring signals coming out of the Federal Reserve meeting provided a boost to stock values in early-August. Volatility in financial stocks prevailed on the broader stock market in mid-August, as concerns about more write-downs plagued the financial sector. Mixed economic data and ongoing concerns of the credit crunch continuing to haunt the financial sector provided for a choppy performance in the broader stock market during the second half of August. On August 29, 2008, the DJIA closed at 11543.55 or 2.5% lower since the date of the Original Appraisal and the NASDAQ closed at 2367.52 or 1.6% lower since the date of the Original Appraisal.

Thrift stocks generally experienced further deterioration since the date of the Original Appraisal. Following a mild rebound in mid-June, thrift shares tumbled lower at the end of the second quarter as financial shares were pummeled by downgrades by Wall Street analysts and second quarter profit worries. The downturn in thrift stocks continued in early-July, with projected second quarter losses becoming more widespread among thrift stocks. Fannie Mae and Freddie Mac dropped to their lowest levels in more than 14 years, as concerns grew about their capital positions. Thrift stocks rebounded along with the broader financial sector at the end of July, with the upward momentum sustained in early-August as investors responded favorably to the outcome of the Federal Reserve meeting and its decision to hold the target rate steady. Concerns of falling home prices resulting in more write-downs pushed thrift stocks lower in mid-August. The downturn in thrift stocks sharpened during the second half of August on spreading credit quality problems in financial stocks and growing concerns that Fannie Mae and Freddie Mac would not be able to avoid a government bailout. Thrift stocks rebounded in late August on news that second quarter GDP growth was revised up from the initial estimate. On August 29, 2008, the SNL Index for all publicly-traded thrifts closed at 869.9, a decrease of 2.9% since June 20, 2008.

The updated pricing measures for the Peer Group and all publicly-traded thrifts were generally lower compared to the Original Appraisal. In general, the declines in the Peer Group's updated pricing measures were greater than the reduction in the SNL thrift index, as the Peer Group's P/B and P/TB ratios declined by approximately 5%, in comparison to a decline of 2.9% indicated by the index. The P/E multiple declined by a comparatively greater amount, in the range of 17% to 23%. Since the date of the Original Appraisal, the stock prices of eight out of the ten Peer Group companies were lower as of August 29, 2008. A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in the following table, based on market prices as of June 20, 2008 and August 29, 2008.

Table 5
Average Pricing Characteristics

	At June 20, 2008	At Aug. 29, 2008	% Change
Peer Group			
Price/Earnings (x)	18.53x	15.46x	(16.6)%
Price/Core Earnings (x)	22.05	16.99	(22.9)
Price/Book (%)	95.01%	90.66%	(4.6)
Price/Tangible Book(%)	107.22	101.69	(5.2)
Price/Assets (%)	11.35	10.59	(6.7)
Mkt. Capitalization ($Mil) (1)	$69.38	$66.94	(3.5)
All Publicly-Traded Thrifts(2)			
Price/Earnings (x)	20.07x	17.48x	(12.9)%
Price/Core Earnings (x)	20.70	19.13	(7.6)
Price/Book (%)	102.24%	85.81%	(16.1)
Price/Tangible Book(%)	113.93	100.16	(12.1)
Price/Assets (%)	13.01	9.80	(24.7)
Mkt. Capitalization ($Mil) (1)	$67.74	$62.58	(7.6)
Other			
SNL Thrift Index	896.2	869.9	(2.9)

(1) Reflects median value.
(2) June 20, 2008 data included publicly-traded MHCs, which have been excluded from the August 29, 2008 data.

As set forth in the Original Appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The market for recent conversions has pulled back along with the thrift sector in general, with a number of the recent offerings being undersubscribed and typically reflecting only modest price appreciation or, in some cases, trading below their IPO prices in initial after market trading activity. No standard conversions have been completed during the past three months. Home Federal Bancorp of Louisiana, which was seeking to complete a second-step conversion, terminated its offering on August 14, 2008 as stock orders were not sufficient to reach the minimum of the offering range.

As shown in Table 6, the only conversion offering completed during the past three months was a by Auburn Bancorp which completed a minority stock issuance through a mutual holding company. Auburn Bancorp's mutual holding company offering was closed at the minimum of the valuation range, raising gross proceeds of $2.3 million. Auburn Bancorp's mutual holding company offering closed at a pro forma P/TB ratio of 61.5%. Based on closing stock market prices as of August 29, 2008, Auburn Bancorp's stock price was 5.0% below its IPO price.

Summary of Adjustments

In the Original Appraisal, we made adjustments shown below to the Company's pro forma value based upon our comparative analysis to the Peer Group. This updated appraisal incorporated updated financial information which was relatively consistent with the data relied upon in the Original Appraisal. Thus, the financial condition and profitability, growth and viability of earnings valuation parameters remain unchanged from the Original Appraisal. Moreover, except for the "Marketing of the Issue" parameter, the factors concerning the remaining valuation parameters did not change since the Original Appraisal.

Campello Bancorp
Updated Valuation Adjustments

Parameters:	Key Valuation Adjustment
Financial Condition	Moderate Downward
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	No Adjustment
Primary Market Area	No Adjustment
Dividends	Slight Downward
Liquidity of the Shares	Slight Downward
Marketing of the Issue	Significant Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

The general market for thrift stocks deteriorated further since the date of the Original Appraisal, as indicated by the decrease recorded in the SNL Index for all publicly-traded thrifts. The updated pricing measures for the Peer Group and all publicly-traded thrifts were lower as well compared to the Original Appraisal. Recent thrift offerings have in general encountered a more difficult selling environment, with a number of offerings having to be extended beyond the subscription period to be completed. In some cases, offerings have not been successfully completed due to orders falling well short of the minimum of their offering ranges. The most recent completed conversion offering was by Auburn Bancorp which was completed at the minimum of the offering range. These conditions, coupled with investor's intensified focus on asset quality and the increase in the Company's NPAs relative to the Peer Group may likely make the marketing of the issue more difficult. Accordingly, we have revised the marketing of

Table 6
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: % Off Incl. Fdn. Benefit Plans				Initial	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price							
Institution	Conver. Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)	Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)	Thru 8/29/08 ($)	% Change (%)
Mutual Holding Company Conversions																																
Auburn Bancorp, Inc., ME	8/19/08	ABBB-OTCBB	$ 65	6.92%	0.19%	376%	$ 2.3	45%	85%	29.6%	NA	NA	7.6%	3.3%	10.9%	6.6%	0.00%	61.5%	26.1x	7.3%	0.3%	8.8%	3.4%	$10.00	$10.50	5.0%	$9.50	-5.0%	$9.50	-5.0%	$9.50	-5.0%
Averages - Mutual Holding Company Conversions:			**$ 65**	**6.92%**	**0.19%**	**376%**	**$ 2.3**	**45%**	**85%**	**29.6%**	**NA**	**NA**	**7.6%**	**3.3%**	**10.9%**	**6.6%**	**0.00%**	**61.5%**	**26.1x**	**7.3%**	**0.3%**	**8.8%**	**3.4%**	**$10.00**	**$10.50**	**5.0%**	**$9.50**	**-5.0%**	**$9.50**	**-5.0%**	**$9.50**	**-5.0%**
Medians - Mutual Holding Company Conversions:			**$ 65**	**6.92%**	**0.19%**	**376%**	**$ 2.3**	**45%**	**85%**	**29.6%**	**NA**	**NA**	**7.6%**	**3.3%**	**10.9%**	**6.6%**	**0.00%**	**61.5%**	**26.1x**	**7.3%**	**0.3%**	**8.8%**	**3.4%**	**$10.00**	**$10.50**	**5.0%**	**$9.50**	**-5.0%**	**$9.50**	**-5.0%**	**$9.50**	**-5.0%**

Note: * - Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

August 29, 2008

the issue valuation parameter from a "moderate downward" adjustment to a "significant downward" adjustment.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Company's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the offering and the related pricing ratios, the valuation parameters utilized in the Original Appraisal did not change.

Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a "technical" analysis of recently completed offerings, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

The Company will adopt Statement of Position ("SOP" 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Company's shareholders. However, we have considered the impact of the Company's adoption of SOP 93-6 in the determination of pro forma market value.

Based on the foregoing, we have concluded that a decrease in the Company's value is appropriate. Accordingly, RP Financial concluded that as of August 29, 2008, the pro forma market value of the Company's conversion offering, taking into account the dilutive impact of the stock contribution to the Foundation, was $20,950,000 at the midpoint, inclusive of 95,000 shares issued to the Foundation for a value of $950,000 based on a per share value of $10.00 at issuance. The offering amount at the midpoint is equivalent to $20,000,000 or 2,000,000 shares at $10.00 per share. The following sections describe the application of the valuation methodology. The updated valuation reflects a 14.9% reduction relative to the valuation conclusion set forth in the Original Appraisal.

In arriving at the updated valuation conclusion, we considered a number of factors including the reduction in the Peer Group's average pricing ratios which was 4.6% on reported book value basis and 5.2% on a tangible book value basis, and which ranged from 16.6% to 22.9% based on reported and core earnings, respectively. As noted above, we also considered the increase in the Company's NPAs particularly as it impacts the marketing of the issue in an environment where asset quality is a significant focus for many investors. Taking all these factors into account, we concluded that the decrease in the Company's estimated pro market value is appropriate.

P/E Approach. The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company's reported earnings and core earnings both equaled $438,000 for the 12 months ended July 31, 2008. The Peer Group's reported earnings were only modestly impacted by non-operating items which were excluded on a tax effected basis for purposes of developing the Price-to-Core earnings multiple.

Based on the Company's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples at the $20.95 million midpoint value equaled 67.14 times which reflects a 334.3% premium to the Peer Group average P/E multiple of 15.46 times, versus a 208.7% premium in the Original Appraisal. On a core earnings basis, the P/Core multiple at the midpoint valuation equaled 67.14 times which was at a 295.2% premium to the Peer Group's average core earnings multiple of 16.99 times, versus a 159.4% premium to the Peer Group's average core earnings multiple at the midpoint valuation conclusion in the Original Appraisal.

<u>P/B Approach</u>. P/B ratios have generally served as a u/seful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $20.95 million updated midpoint value, the Company's P/B and P/TB ratios equaled 53.01% and 54.12%, respectively. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 90.66% and 101.69%, respectively, the Company's updated ratios were discounted by 41.5% and 46.8% (versus discounts of 39.4% and 46.2% from the average Peer Group's P/B and P/TB ratios as indicated in the Original Appraisal). Thus, the P/B and P/TB discounts were similar reflecting the reduction in the average pricing ratios of the Peer Group since the date of the Original Appraisal.

At the top of the super range, the Company's P/B and P/TB ratios equaled 61.27% and 62.39%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the super range reflected discounts of 32.4% and 38.6%, respectively, versus discounts of 30.7% and 37.6%, respectively, relative to the Peer Group average in the Original Appraisal.

<u>P/A Approach</u>. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the updated midpoint value, the Company's pro forma P/A ratio equaled 4.95%. Comparatively, the Peer Group companies exhibited an average P/A ratio of 10.59%, which implies a discount of 53.3% has been applied to the Company's pro forma P/A ratio. Comparatively, the P/A discount relative to the Peer Group average was 46.6% at the midpoint of the range in the Original Appraisal.

Other Considerations

As discussed previously both in this valuation update and the Original Appraisal, the new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis. Typically, conversion values are discounted relative to pro forma book value and, in virtually all conversion transactions, P/B and P/TB ratios are significantly discounted versus the peer groups. These valuation discounts do not indicate that converting institutions are being undervalued. Rather, the reasons for the valuation discounts include: (1) the nature of the pro forma pricing calculations, where the proceeds of the offering are included in capital, results in P/B and P/TB ratios less than 100% regardless of where the peer group companies are trading; (2) the conversion appraisal guidelines require consideration of all approaches (book value, earnings and assets) and in many conversion offerings discounted P/B ratios are offset by P/E ratios that significantly exceed the peer groups; and, (3) investors tend to value newly converted companies at a discount versus seasoned companies (included in the peer groups) because the converting company typically operates at a below market ROE until such time as the proceeds of the offering can be fully deployed and leveraged. These dynamics are supported by actual conversion data (see Exhibit 4) which shows that the last 10 conversions were valued at an average and median discount of 37.8% based on P/TB ratios yet their trading prices increased by and average and median of just 8.3% and 5.9%, respectively, in the first week of trading. In assessing the P/TB discounts for the Company's updated valuation (40.7% at the supermaximum and 48.5% at the midpoint), we considered these discounts were not at great variance from the data shown in Exhibit 4. Moreover, we considered the valuation premiums for the Company that result under the P/E approach in the valuation conclusions and took into account the significantly higher levels of NPAs exhibited by the Company versus the Peer Group, all of which suggest that the valuation discounts under the P/B and P/TB approaches are appropriate.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of August 29, 2008, the aggregate pro forma market value of the Company's common stock, including the shares sold in the offering and the shares contributed to the Foundation immediately following the offering, is $20,950,000, equal to 2,095,000 shares issued at a per share value of $10.00. The pro forma valuation calculations relative to the Peer Group are shown in Table 7 and are detailed in Exhibit 2 and Exhibit 3. Details with respect to the valuation range are set forth on the following page.

Valuation Range	Offering Amount	Foundation Shares	Total Issued
Shares			
Minimum	1,700,000	80,750	1,780,750
Midpoint	2,000,000	95,000	2,095,000
Maximum	2,300,000	109,250	2,409,250
Supermaximum	2,645,000	125,638	2,770,638
Value			
Minimum	$ 17,000,000	$ 807,500	$ 17,807,500
Midpoint	$ 20,000,000	$ 950,000	$ 20,950,000
Maximum	$ 23,000,000	$ 1,092,500	$ 24,092,500
Supermaximum	$ 26,450,000	$ 1,256,380	$ 27,706,380

Respectfully submitted,

RP® FINANCIAL, LC.

William E. Pommerening
Managing Director

James P. Hennessey
Director

RP® Financial, LC.

Table 7
Public Market Pricing
Campello Bancorp
As of August 29, 2008

		Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)								
		Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tang. Eq./ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)	Offering Size ($Mil)
Campello Bancorp																						
	Superrange	$10.00	$27.71	$0.10	$16.32	100.28x	61.27%	6.45%	62.39%	100.28x	$0.00	0.00%	0.00%	$429	10.53%	10.34%	2.86%	0.06%	0.61%	0.06%	0.61%	26.45
	Maximum	$10.00	$24.09	$0.12	$17.50	81.56x	57.13%	5.65%	58.25%	81.56x	$0.00	0.00%	0.00%	$426	9.89%	9.70%	2.88%	0.07%	0.70%	0.07%	0.70%	23.00
	Midpoint	$10.00	$20.95	$0.15	$18.87	67.14x	53.01%	4.95%	54.12%	67.14x	$0.00	0.00%	0.00%	$424	9.33%	9.14%	2.89%	0.07%	0.79%	0.07%	0.79%	20.00
	Minimum	$10.00	$17.81	$0.18	$20.71	54.19x	48.29%	4.23%	49.38%	54.19x	$0.00	0.00%	0.00%	$421	8.76%	8.57%	2.91%	0.08%	0.89%	0.08%	0.89%	17.00
All Public Companies(7)																						
	Averages	$11.86	$409.31	$0.06	$14.49	17.48x	85.81%	9.80%	100.16%	19.13x	$0.38	2.97%	40.95%	$3,655	11.00%	9.96%	1.76%	0.19%	1.82%	0.18%	1.71%	
	Medians	10.57	62.58	0.46	12.99	14.90x	82.23%	8.06%	91.13%	16.68x	$0.33	2.96%	15.10%	$878	9.43%	7.78%	0.84%	0.46%	3.95%	0.44%	3.62%	
All Non-MHC State of MA(7)																						
	Averages	$14.54	$169.07	$0.63	$15.64	21.32x	96.20%	14.13%	109.52%	23.72x	$0.36	2.47%	49.75%	$1,082	14.38%	13.38%	0.66%	0.44%	3.58%	0.43%	3.49%	
	Medians	$12.79	$91.99	$0.38	$13.26	16.60x	96.10%	13.33%	106.49%	21.05x	$0.32	2.41%	55.69%	$852	13.87%	12.69%	0.52%	0.49%	3.42%	0.47%	3.19%	
Comparable Group Averages																						
	Averages	$13.90	$66.94	$0.65	$15.43	15.46x	90.66%	10.59%	101.69%	16.99x	$0.37	2.70%	42.70%	$647	11.73%	10.89%	0.79%	0.39%	4.15%	0.37%	3.91%	
	Medians	$12.53	$64.69	$0.48	$13.55	14.85x	92.78%	9.37%	105.13%	16.09x	$0.36	2.67%	55.69%	$838	9.90%	8.22%	0.73%	0.38%	4.23%	0.31%	3.61%	
State of Massachusetts (7)																						
BFBC	Benjamin Frkln Bncrp Inc of MA	$12.00	$91.99	$0.57	$13.84	20.34x	86.71%	9.51%	131.29%	21.05x	$0.32	2.67%	54.24%	$967	10.97%	7.53%	1.02%	0.49%	4.23%	0.47%	4.08%	
BHLB	Berkshire Hills Bancorp of MA	$26.60	$276.24	$1.67	$31.78	17.50x	83.70%	10.85%	165.24%	14.22x	$0.64	2.41%	42.11%	$2,547	12.96%	6.30%	NA	0.64%	4.99%	0.79%	6.14%	
BRKL	Brookline Bancorp, Inc. of MA	$10.28	$600.03	$0.26	$8.67	NM	118.57%	24.05%	131.29%	39.54x	$0.34	3.31%	NM	$2,495	20.29%	18.69%	0.35%	0.60%	2.79%	0.63%	2.91%	
CEBK	Central Bncrp of Somerville MA	$13.00	$21.32	$0.74	$23.25	13.13x	55.91%	3.78%	59.39%	17.57x	$0.72	5.54%	72.73%	$564	6.76%	6.39%	1.79%	0.29%	4.22%	0.22%	3.15%	
CBNK	Chicopee Bancorp, Inc. of MA	$13.38	$90.81	$0.08	$14.52	NM	92.15%	17.62%	92.15%	NM	$0.00	0.00%	0.00%	$515	19.12%	19.12%	0.36%	0.16%	0.72%	0.11%	0.52%	
DNBK	Danvers Bancorp, Inc of MA	$11.96	$213.40	($0.18)	$12.85	NM	93.07%	14.16%	93.29%	NM	$0.08	0.67%	NM	$1,507	15.21%	15.18%	0.71%	-0.14%	-0.93%	-0.21%	-1.39%	
HBNK	Hampden Bancorp, Inc. of MA	$10.43	$82.92	$0.18	$13.05	NM	79.92%	15.81%	79.92%	NM	$0.12	1.15%	57.14%	$524	19.78%	19.78%	0.88%	0.32%	1.62%	0.27%	1.39%	
HIFS	Hingham Inst. for Sav. of MA	$30.00	$63.66	$2.43	$26.76	12.35x	112.11%	8.18%	112.11%	12.35x	$0.80	2.67%	32.92%	$778	7.30%	7.30%	NA	0.69%	9.38%	0.69%	9.38%	
LSBX	LSB Corp of No. Andover MA	$14.75	$65.71	$1.01	$13.26	16.57x	111.24%	9.22%	111.24%	14.60x	$0.60	4.07%	67.42%	$713	8.29%	8.29%	0.30%	0.62%	6.66%	0.70%	7.55%	
LEGC	Legacy Bancorp, Inc. of MA	$13.79	$123.28	$0.13	$14.35	NM	96.10%	13.33%	106.49%	NM	$0.20	1.45%	NM	$925	13.87%	12.69%	0.70%	0.15%	1.00%	0.13%	0.86%	
MASB	MassBank Corp. of Reading MA(7)	$39.81	$168.52	$1.36	$24.85	NM	160.20%	21.52%	161.90%	29.27x	$1.16	2.91%	NM	$783	13.43%	13.31%	NA	0.50%	3.74%	0.72%	5.36%	
MFLR	Mayflower Bancorp, Inc. of MA	$9.85	$20.62	$0.39	$9.50	19.70x	103.68%	8.46%	103.79%	25.26x	$0.40	4.06%	NM	$244	8.16%	8.15%	0.52%	0.43%	5.30%	0.34%	4.14%	
UBNK	United Financial Bncrp of MA	$12.79	$227.20	$0.38	$12.76	34.57x	100.24%	18.71%	100.39%	33.66x	$0.28	2.19%	NM	$1,214	18.67%	18.64%	0.39%	0.59%	3.42%	0.61%	3.51%	
WFD	Westfield Fin. Inc. of MA	$10.22	$320.73	$0.29	$8.72	36.50x	117.20%	29.99%	117.20%	35.24x	$0.20	1.96%	71.43%	$1,070	25.59%	25.59%	0.29%	0.83%	3.08%	0.86%	3.19%	
Comparable Group																						
BFBC	Benjamin Frkln Bncrp Inc of MA	$12.00	$91.99	$0.57	$13.84	20.34	86.71%	9.51%	131.29%	21.05x	$0.32	2.67%	54.24%	$967	10.97%	7.53%	1.02%	0.49%	4.23%	0.47%	4.08%	
CEBK	Central Bncrp of Somerville MA	$13.00	$21.32	$0.74	$23.25	13.13	55.91%	3.78%	59.39%	17.57x	$0.72	5.54%	72.73%	$564	6.76%	6.39%	1.79%	0.29%	4.22%	0.22%	3.15%	
CBNK	Chicopee Bancorp, Inc. of MA	$13.38	$90.81	$0.08	$14.52	NM	92.15%	17.62%	92.15%	NM	$0.00	0.00%	0.00%	$515	19.12%	19.12%	0.36%	0.16%	0.72%	0.11%	0.52%	
HBNK	Hampden Bancorp, Inc. of MA	$10.43	$82.92	$0.18	$13.05	NM	79.92%	15.81%	79.92%	NM	$0.12	1.15%	57.14%	$524	19.78%	19.78%	0.88%	0.32%	1.62%	0.27%	1.39%	
HIFS	Hingham Inst. for Sav. of MA	$30.00	$63.66	$2.43	$26.76	12.35	112.11%	8.18%	112.11%	12.35x	$0.80	2.67%	32.92%	$778	7.30%	7.30%	NA	0.69%	9.38%	0.69%	9.38%	
LSBX	LSB Corp of No. Andover MA	$14.75	$65.71	$1.01	$13.26	16.57	111.24%	9.22%	111.24%	14.60x	$0.60	4.07%	67.42%	$713	8.29%	8.29%	0.30%	0.62%	6.66%	0.70%	7.55%	
LEGC	Legacy Bancorp, Inc. of MA	$13.79	$123.28	$0.13	$14.35	NM	96.10%	13.33%	106.49%	NM	$0.20	1.45%	NM	$925	13.87%	12.69%	0.70%	0.15%	1.00%	0.13%	0.86%	
MFLR	Mayflower Bancorp, Inc. of MA	$9.85	$20.62	$0.39	$9.50	19.7	103.68%	8.46%	103.79%	25.26x	$0.40	4.06%	NM	$244	8.16%	8.15%	0.52%	0.43%	5.30%	0.34%	4.14%	
NHTB	NH Thrift Bancshares of NH	$9.70	$55.76	$0.87	$12.87	10.66	75.37%	6.66%	127.13%	11.15x	$0.52	5.36%	57.14%	$838	8.63%	5.43%	0.76%	0.65%	7.60%	0.62%	7.26%	
NFSB	Newport Bancorp, Inc. of RI	$12.05	$53.29	$0.10	$12.90	NM	93.41%	13.30%	93.41%	NM	$0.00	0.00%	0.00%	$401	14.24%	14.24%	NA	0.12%	0.75%	0.12%	0.75%	

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBITS

LIST OF EXHIBITS

Exhibit Number	Description
1	Stock Prices: As of August 29, 2008
2	Pro Forma Analysis Sheet
3	Pro Forma Effect of Conversion Proceeds
4	Comparative Analysis: Peer Group Pricing, Closing Values and After-Market Trading
5	Firm Qualifications Statement

EXHIBIT 1

Stock Prices
As of August 29, 2008

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-A
Weekly Thrift Market Line - Part One
Prices As Of August 29, 2008

	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From						Tangible	
Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(120)	11.86	30,821	409.3	18.86	9.41	11.77	0.94	-26.94	-17.53	0.06	0.06	14.49	12.94	163.52
NYSE Traded Companies(11)	10.59	148,450	1,746.8	26.47	6.82	9.84	9.82	-46.28	-31.31	-3.13	-3.19	17.36	13.95	227.37
AMEX Traded Companies(2)	17.13	5,773	39.2	24.84	14.60	16.58	16.77	-51.40	-35.23	0.28	0.98	16.90	16.01	217.33
NASDAQ Listed OTC Companies(107)	11.88	19,992	287.8	18.02	9.56	11.86	-0.22	-24.61	-15.87	0.37	0.35	14.17	12.78	156.35
California Companies(7)	7.81	9,749	65.2	29.90	4.52	7.54	2.14	-56.32	-46.89	-3.61	-3.60	19.63	19.49	284.97
Florida Companies(5)	3.11	26,334	47.5	12.62	1.88	3.39	6.00	-73.43	-54.65	-2.14	-1.89	8.65	8.09	173.98
Mid-Atlantic Companies(34)	14.10	64,433	928.9	18.38	11.39	14.02	0.68	-12.87	-3.21	0.71	0.74	13.33	11.37	153.77
Mid-West Companies(36)	10.76	9,849	86.8	19.23	8.54	10.70	0.14	-35.98	-25.89	-0.03	-0.14	14.97	13.75	171.87
New England Companies(18)	14.26	37,584	584.8	17.02	11.57	14.15	1.53	-7.72	-0.78	0.59	0.59	15.13	12.73	129.77
North-West Companies(5)	9.82	26,973	383.5	17.74	7.73	9.67	1.00	-39.15	-28.93	0.70	0.72	12.09	10.70	100.14
South-East Companies(10)	14.12	5,458	74.0	19.91	11.51	13.88	2.12	-20.08	-12.74	0.82	0.98	16.27	15.24	148.75
South-West Companies(3)	5.04	24,418	86.7	12.34	3.61	5.05	-1.53	-48.67	-46.64	-1.37	-1.39	13.36	9.46	209.05
Western Companies (Excl CA)(2)	10.94	12,285	134.7	17.61	9.79	11.09	-1.34	-31.86	-18.04	0.96	0.88	13.04	13.04	171.89
Thrift Strategy(113)	11.69	22,674	314.2	18.37	9.32	11.61	-0.54	-25.45	-16.35	0.04	0.03	14.37	12.85	160.98
Mortgage Banker Strategy(4)	6.39	186,616	1,677.5	20.71	4.50	5.91	12.60	-67.39	-49.68	-0.49	-0.55	13.87	11.22	182.25
Real Estate Strategy(1)	4.50	7,774	35.0	16.14	4.00	4.66	-3.43	-70.68	-59.64	0.26	0.23	9.21	9.21	111.90
Diversified Strategy(2)	35.70	174,768	3,240.9	43.47	26.98	35.78	1.58	-5.39	3.59	2.57	2.82	25.27	22.91	290.33
Companies Issuing Dividends(95)	12.85	28,287	425.6	19.48	10.38	12.80	0.76	-23.15	-14.21	0.47	0.46	14.71	13.06	160.13
Companies Without Dividends(25)	7.82	41,064	343.5	16.38	5.50	7.63	1.66	-42.28	-30.96	-1.59	-1.57	13.61	12.45	177.27
Equity/Assets <6%(13)	6.43	25,848	240.4	16.38	4.42	6.40	-0.24	-60.56	-50.04	-2.01	-1.97	11.28	9.94	229.67
Equity/Assets 6-12%(71)	12.74	27,656	350.5	21.65	10.18	12.64	1.59	-31.59	-20.92	0.33	0.30	15.68	14.26	194.79
Equity/Assets >12%(36)	11.97	38,764	583.1	14.21	9.61	11.90	0.07	-6.26	0.31	0.25	0.28	13.26	11.35	79.22
Actively Traded Companies(9)	16.15	97,291	1,051.9	23.57	12.69	15.99	2.82	-23.86	-15.27	0.89	0.88	16.23	14.57	206.03
Market Value Below $20 Million(15)	7.04	4,336	14.7	14.27	5.29	7.23	-1.34	-46.17	-34.51	-1.22	-1.21	12.83	11.97	158.52
Holding Company Structure(114)	11.84	32,154	427.9	19.04	9.38	11.73	1.14	-27.60	-18.16	0.04	0.04	14.57	12.99	163.62
Assets Over $1 Billion(53)	12.76	65,176	885.5	21.50	9.61	12.49	2.36	-28.52	-18.62	-0.28	-0.29	14.99	12.46	178.72
Assets $500 Million-$1 Billion(35)	11.57	6,144	63.1	18.60	9.77	11.54	1.30	-32.63	-22.63	0.22	0.20	14.64	13.59	169.78
Assets $250-$500 Million(23)	10.76	3,948	38.7	14.76	8.73	10.99	-1.87	-17.81	-8.42	0.62	0.62	13.22	12.49	136.44
Assets less than $250 Million(9)	10.71	1,855	18.5	15.69	8.74	10.66	-1.12	-20.00	-15.49	-0.05	-0.02	14.41	14.27	124.72
Goodwill Companies(77)	12.62	43,880	606.3	20.07	9.81	12.42	1.54	-29.21	-19.68	0.17	0.17	14.98	12.51	175.66
Non-Goodwill Companies(43)	10.56	8,651	74.8	16.81	8.74	10.67	-0.08	-23.09	-13.89	-0.12	-0.14	13.66	13.66	142.92
Acquirors of FSLIC Cases(4)	8.52	30,056	402.4	27.83	6.39	8.19	4.51	-43.99	-29.53	-5.19	-5.21	16.02	15.33	209.79

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 29, 2008

Financial Institution	Market Capitalization: Price/Share(1) ($)	Market Capitalization: Shares Outstanding (000)	Market Capitalization: Market Capitalization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/Share ($)	Tangible Book Value/Share(4) ($)	Assets/Share ($)
Market Averages. MHC Institutions														
All Public Companies(41)	11.93	28,429	149.5	14.52	9.42	11.88	0.34	-9.56	-0.10	0.22	0.24	7.91	7.43	65.45
AMEX Traded Companies(1)	7.45	2,299	7.4	20.00	6.60	8.00	-6.87	-32.27	-2.99	0.43	0.43	9.06	9.06	58.55
NASDAQ Listed OTC Companies(40)	12.05	29,082	153.0	14.38	9.49	11.98	0.52	-9.00	-0.03	0.21	0.23	7.88	7.39	65.62
California Companies(1)	10.14	13,830	50.4	14.52	7.61	9.75	4.00	-25.93	0.50	0.28	0.28	6.76	6.45	62.44
Mid-Atlantic Companies(24)	11.90	23,824	128.3	14.12	9.54	11.86	0.09	-4.68	3.85	0.24	0.27	8.02	7.51	64.41
Mid-West Companies(8)	13.49	57,941	304.4	16.80	10.31	13.44	0.17	-17.50	-6.87	0.17	0.17	8.35	7.68	67.38
New England Companies(5)	10.20	13,420	63.1	11.73	8.06	10.08	1.54	-9.17	-0.07	0.22	0.21	7.58	7.25	69.02
South-East Companies(2)	9.15	12,107	34.0	14.98	6.42	9.30	-1.71	-30.90	-20.53	0.15	0.26	6.18	6.02	58.43
South-West Companies(1)	16.39	25,129	180.9	18.87	13.75	16.08	1.93	-6.24	-0.85	0.22	0.11	8.00	7.96	73.99
Thrift Strategy(41)	11.93	28,429	149.5	14.52	9.42	11.88	0.34	-9.56	-0.10	0.22	0.24	7.91	7.43	65.45
Companies Issuing Dividends(29)	12.41	27,355	145.6	15.26	9.62	12.30	0.80	-10.74	-0.44	0.27	0.29	7.78	7.25	65.95
Companies Without Dividends(12)	10.79	31,023	158.8	12.73	8.92	10.87	-0.78	-6.73	0.70	0.09	0.10	8.22	7.86	64.22
Equity/Assets 6-12%(19)	13.08	15,710	117.4	15.94	10.12	13.00	0.54	-11.77	-0.38	0.34	0.34	8.44	7.80	85.64
Equity/Assets >12%(22)	10.94	39,413	177.2	13.30	8.81	10.92	0.16	-7.66	0.13	0.12	0.15	7.45	7.11	44.55
Market Value Below $20 Million(2)	8.48	2,144	8.2	16.73	7.80	9.00	-5.89	-30.66	-12.72	0.49	0.47	10.08	9.39	103.45
Holding Company Structure(38)	12.05	29,310	155.8	14.61	9.46	12.00	0.20	-9.01	-0.03	0.23	0.25	8.02	7.51	66.93
Assets Over $1 Billion(12)	16.92	74,499	419.8	18.45	12.45	16.79	0.60	3.38	10.57	0.26	0.25	8.24	7.65	62.00
Assets $500 Million-$1 Billion(12)	10.43	12,596	52.2	12.92	8.49	10.50	-0.47	-13.68	-2.16	0.20	0.21	7.66	7.31	71.00
Assets $250-$500 Million(16)	9.60	7,383	28.5	12.44	8.02	9.47	1.19	-14.77	-6.39	0.20	0.24	7.77	7.24	64.29
Assets less than $250 Million(1)	7.45	2,299	7.4	20.00	6.60	8.00	-6.87	-32.27	-2.99	0.43	0.43	9.06	9.06	58.55
Goodwill Companies(21)	11.42	35,994	168.9	14.12	9.09	11.36	0.36	-11.20	-3.45	0.27	0.28	7.79	6.85	67.35
Non-Goodwill Companies(20)	12.48	20,685	129.1	14.94	9.76	12.43	0.31	-7.85	3.41	0.16	0.20	8.03	8.03	63.44
MHC Institutions(41)	11.93	28,429	149.5	14.52	9.42	11.88	0.34	-9.56	-0.10	0.22	0.24	7.91	7.43	65.45

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 29, 2008

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst- anding (000)	Market Capitalization: Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY*	21.85	95,936	2,096.2	29.99	16.65	20.66	5.76	-16.60	-6.10	1.22	1.34	12.76	10.83	225.36
BFF	BFC Financial Corp. of FL(8)*	0.72	45,229	32.6	3.48	0.45	0.49	46.94	-77.50	-52.32	-0.17	-0.34	3.60	2.06	157.17
BBX	BankAtlantic Bancorp Inc of FL*	1.86	56,133	104.4	9.60	0.81	1.40	32.86	-78.32	-54.63	-1.47	-1.52	7.27	5.93	116.06
DSL	Downey Financial Corp. of CA*	2.18	27,854	60.7	63.17	1.06	2.01	8.46	-96.01	-92.99	-21.50	-21.64	30.84	30.84	453.52
FED	FirstFed Financial Corp. of CA*	15.70	13,685	214.9	58.74	2.91	12.60	24.60	-68.99	-56.17	-5.40	-5.41	40.26	40.24	524.53
FBC	Flagstar Bancorp, Inc. of MI*	4.43	72,337	320.5	13.22	2.63	4.49	-1.34	-63.39	-36.44	-0.79	-1.70	10.42	10.42	201.92
GFG	Guaranty Financial Group of TX*	4.79	44,631	213.8	16.78	2.96	4.52	5.97	-68.07	-70.06	-2.66	-2.66	17.61	13.85	359.19
NYB	New York Community Bcrp of NY*	16.49	343,654	5,666.9	20.70	14.44	15.75	4.70	-6.31	-6.20	0.28	0.53	12.48	5.10	90.45
NAL	NewAlliance Bancshares of CT*	13.71	107,955	1,480.1	15.53	9.50	13.32	2.93	-8.29	19.01	0.40	0.42	13.03	7.70	76.53
PFS	Provident Fin. Serv. Inc of NJ*	15.25	59,675	910.0	17.99	11.62	15.18	0.46	-9.98	5.76	0.63	0.58	16.77	8.06	106.57
SOV	Sovereign Bancorp, Inc. of PA*	9.66	662,641	6,401.1	18.98	5.58	8.49	13.78	-46.86	-15.26	-2.01	-1.85	12.13	6.48	119.52
AMEX Traded Companies															
FDT	Federal Trust Corp. of FL*	0.85	9,436	8.0	5.68	0.30	0.65	30.77	-82.33	-58.94	-1.87	-1.82	2.32	2.32	66.56
GOV	Gouverneur Bcp MHC of NY(43.0)	7.45	2,299	7.4	20.00	6.60	8.00	-6.87	-32.27	-2.99	0.43	0.43	9.06	9.06	58.55
TSH	Teche Hlding Cp of N Iberia LA*	33.40	2,110	70.5	44.00	28.90	32.50	2.77	-20.48	-11.52	2.44	3.78	31.47	29.69	368.09
NASDAQ Listed OTC Companies															
ABBC	Abington Bancorp, Inc. of PA*	9.89	24,450	241.8	10.98	8.44	9.92	-0.30	2.17	5.21	0.32	0.33	10.13	10.13	45.29
ALLB	Alliance Bank MHC of PA (43.6)	8.50	7,031	26.1	9.75	6.89	8.50	0.00	0.24	16.28	0.05	0.13	7.00	7.00	59.15
ASBI	Ameriana Bncp of New Castle IN*	9.00	2,989	26.9	10.40	7.01	8.56	5.14	-1.10	5.88	0.67	0.64	11.01	10.73	151.83
ABNJ	American Bncrp of NJ Inc of NJ*	10.57	10,948	115.7	11.32	9.50	10.40	1.63	-3.21	4.34	0.04	0.04	8.30	8.30	57.61
ABCW	Anchor BanCorp Wisconsin of WI*	7.68	21,481	165.0	29.10	5.50	7.23	6.22	-71.76	-67.35	1.25	1.00	16.00	12.38	230.41
ACFC	Atl Cst Fed Cp of GA MHC(35.9)	7.90	13,558	38.7	15.50	4.69	8.14	-2.95	-42.42	-33.50	0.03	0.21	6.41	6.19	71.10
BCSB	BCSB Bancorp, Inc. of MD*	10.96	3,121	34.2	19.36	10.00	11.00	-0.36	-35.91	-7.98	0.04	0.04	16.06	15.28	191.66
BKMU	Bank Mutual Corp of WI*	12.05	48,202	580.8	12.32	9.60	12.00	0.42	0.67	14.00	0.36	0.34	8.55	7.41	73.68
BFIN	BankFinancial Corp. of IL*	14.92	21,913	326.9	16.67	12.70	14.80	0.81	-5.57	-5.69	0.04	0.40	13.15	11.81	66.48
BKUNA	BankUnited Fin. Corp. of FL*	1.19	35,656	42.4	19.69	0.35	1.61	-26.09	-92.85	-82.75	-5.70	-4.70	15.89	15.09	395.99
BFED	Beacon Federal Bancorp of NY*	10.00	7,396	74.0	12.26	9.20	9.97	0.30	0.00	0.00	0.42	0.51	14.83	14.83	133.54
BNCL	Beneficial Mut MHC of PA(44.3)	11.60	82,264	423.1	12.28	8.73	11.80	-1.69	24.73	19.34	0.12	0.08	7.51	5.85	45.56
BFBC	Benjamin Frkln Bncrp Inc of MA*	12.00	7,666	92.0	14.98	11.25	11.95	0.42	-10.11	-8.61	0.59	0.57	13.84	9.14	126.15
BHLB	Berkshire Hills Bancorp of MA*	26.60	10,385	276.2	33.00	19.50	27.77	-4.21	-12.61	2.31	1.52	1.87	31.78	14.36	245.25
BOFI	Bofi Holding, Inc. Of CA*	6.28	8,300	52.1	8.19	5.20	6.28	0.00	-13.74	-12.17	0.47	0.41	8.95	8.95	143.88
BYFC	Broadway Financial Corp. of CA*	8.30	1,755	14.6	11.20	3.50	8.90	-6.74	-19.82	-4.49	1.11	1.09	11.68	11.68	222.54
BRKL	Brookline Bancorp, Inc. of MA*	10.28	58,369	600.0	12.84	8.76	10.10	1.78	-17.76	1.18	0.25	0.26	8.67	7.83	42.74
BFSB	Brooklyn Fed MHC of NY (30.0)	15.00	13,089	59.6	15.66	11.65	14.39	4.24	5.56	13.46	0.41	0.42	6.59	6.59	34.62
CITZ	CFS Bancorp, Inc of Munster IN*	9.75	10,668	104.0	14.94	8.10	8.70	12.07	-31.67	-33.63	0.32	0.32	11.70	11.58	103.37
CMSB	CMS Bancorp Inc of W Plains NY*	9.65	1,801	17.4	11.00	8.25	10.00	-3.50	-9.39	-6.76	-0.25	-0.25	12.59	12.59	101.41
CBNJ	Cape Bancorp, Inc. of NJ*	9.20	13,314	122.5	10.15	8.63	9.22	-0.22	-8.00	-8.00	0.04	0.05	13.72	9.56	87.05
CFFN	Capitol Fd Fn MHC of KS (29.5)	43.72	74,068	956.2	44.80	27.63	43.40	0.74	25.02	41.03	0.56	0.56	11.66	11.66	106.55
CARV	Carver Bancorp, Inc. of NY*	7.39	2,479	18.3	16.85	7.01	7.20	2.64	-54.69	-45.50	1.42	1.17	21.96	19.19	318.16
CEBK	Central Bncrp of Somerville MA*	13.00	1,640	21.3	25.00	8.50	11.99	8.42	-44.82	-35.48	0.99	0.74	23.25	21.89	344.07
CFBK	Central Federal Corp. of OH*	3.65	4,193	15.3	6.75	3.07	3.80	-3.95	-41.51	-5.44	0.04	0.11	6.19	6.19	66.45
CHEV	Cheviot Fin Cp MHC of OH(38.8)	8.70	8,892	30.1	12.89	6.74	8.32	4.57	-27.44	-8.52	0.11	0.11	7.60	7.60	36.74
CBNK	Chicopee Bancorp, Inc. of MA*	13.38	6,787	90.8	14.31	10.70	13.15	1.75	-6.30	3.32	0.11	0.08	14.52	14.52	75.95
CZWI	Citizens Comm Bncorp Inc of WI*	7.96	6,227	49.6	9.65	7.00	7.75	2.71	-9.44	-9.24	0.24	0.24	11.23	10.15	73.18
CTZN	Citizens First Bancorp of MI*	4.40	7,922	34.9	20.13	3.64	4.18	5.26	-77.44	-64.14	-0.65	-0.70	20.23	18.72	261.35
CSBC	Citizens South Bnkg Corp of NC*	7.97	7,524	60.0	12.99	7.11	7.87	1.27	-37.24	-21.32	0.60	0.59	10.96	6.88	107.90
CSBK	Clifton Svg Bp MHC of NJ(38.5)	11.02	26,894	115.9	11.96	9.10	11.22	-1.78	-2.22	12.45	0.11	0.11	6.25	6.25	34.06
COBK	Colonial Bank MHC of NJ (45.1)	10.98	4,435	22.1	12.15	8.52	10.50	4.57	-10.29	8.18	0.28	0.33	8.75	8.75	113.26
CFFC	Community Fin. Corp. of VA*	7.85	4,346	34.1	11.19	6.03	6.70	17.16	-28.64	-12.68	0.87	0.87	8.95	8.95	113.89
DNBK	Danvers Bancorp, Inc. of MA*	11.96	17,843	213.4	12.15	9.40	12.00	-0.33	19.60	19.60	-0.12	-0.18	12.85	12.82	84.48
DCOM	Dime Community Bancshare of NY*	16.42	34,086	559.7	19.31	11.45	16.22	1.23	17.71	28.58	0.74	0.74	8.05	6.41	109.78
ESBF	ESB Financial Corp. of PA*	10.68	12,238	130.7	11.31	8.50	10.25	4.20	4.60	6.80	0.72	0.76	10.29	6.72	157.09
ESSA	ESSA Bancorp, Inc. of PA*	13.38	16,788	224.6	13.57	9.56	13.45	-0.52	19.57	18.93	0.42	0.42	12.38	12.38	58.66
ESBK	Elmira Svgs Bank, FSB of NY*	13.06	1,918	25.0	20.89	10.02	13.50	-3.26	-28.20	-26.71	0.80	0.49	15.79	8.77	241.88
FFDF	FFD Financial Corp of Dover OH*	12.25	1,070	13.1	17.50	11.35	13.25	-7.55	-19.93	-15.52	1.27	1.18	17.00	17.00	168.13
FFCO	FedFirst Fin MHC of PA (43.9)	5.70	6,397	16.2	9.45	5.35	5.75	-0.87	-38.04	-36.81	-0.09	-0.11	6.39	6.22	52.47
FSBI	Fidelity Bancorp, Inc. of PA*	10.78	3,025	32.6	17.74	9.50	11.15	-3.32	-32.63	-17.46	1.33	1.37	14.93	14.03	239.29
FABK	First Advantage Bancorp of TN*	11.20	4,781	53.5	12.97	9.70	11.25	-0.44	12.00	5.56	0.19	0.16	16.48	16.48	69.16
FBTC	First BancTrust Corp of IL*	8.95	2,186	19.6	11.40	6.53	9.25	-3.24	-19.22	-15.88	0.64	0.52	12.44	11.90	156.72

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 29, 2008

	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From						Tangible	
Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
FBSI First Bancshares, Inc. of MO*	16.80	1,551	26.1	18.40	11.57	15.45	8.74	3.38	-1.00	0.19	0.10	17.71	17.55	160.55
FCAP First Capital, Inc. of IN*	16.50	2,809	46.3	17.15	12.84	16.49	0.06	-0.66	0.00	1.28	1.17	16.49	14.47	160.99
FCLF First Clover Leaf Fin Cp of IL*	8.90	8,177	72.8	11.62	8.16	8.74	1.83	-17.82	-12.32	0.28	0.27	10.36	9.06	53.04
FCPL First Community Bk Corp of FL*	8.55	4,111	35.1	15.51	6.05	9.89	-13.55	-40.21	-22.27	0.50	0.48	9.13	9.03	117.29
FDEF First Defiance Fin. Corp of OH*	16.39	8,118	133.1	29.00	14.05	14.25	15.02	-38.61	-25.57	1.58	1.39	23.87	15.83	237.52
FFNM First Fed of N. Michigan of MI*	4.90	2,884	14.1	9.17	4.50	6.50	-24.62	-37.58	-33.33	-0.60	-0.61	11.08	10.04	86.03
FFBH First Fed. Bancshares of AR*	7.69	4,848	37.3	19.50	6.67	7.94	-3.15	-56.80	-45.46	0.63	0.71	15.32	15.32	169.24
FFSX First Federal Bankshares of IA*	6.01	3,304	19.9	17.99	1.85	5.55	8.29	-66.33	-57.22	-6.17	-5.96	9.69	9.68	170.98
FFNW First Fin NW, Inc of Renton WA*	10.17	22,853	232.4	11.95	8.78	10.08	0.89	1.70	3.35	-0.04	-0.07	13.74	13.12	52.34
FFCH First Fin. Holdings Inc. of SC*	21.84	11,674	255.0	33.99	15.12	22.33	-2.19	-31.13	-20.35	1.84	1.75	16.10	12.64	250.47
FFHS First Franklin Corp. of OH*	8.00	1,681	13.4	15.72	4.51	9.00	-11.11	-38.51	-20.00	-0.34	-0.43	14.49	14.49	188.96
FKFS First Keystone Fin., Inc of PA*	10.25	2,433	24.9	14.01	7.73	10.00	2.50	-22.64	8.35	0.32	0.30	13.91	13.91	213.51
FNFG First Niagara Fin. Group of NY*	14.96	109,722	1,641.4	15.59	9.98	14.80	1.08	4.54	24.25	0.77	0.67	13.06	5.69	82.64
FPTB First PacTrust Bancorp of CA*	12.30	4,310	53.0	26.35	10.44	12.75	-3.53	-46.34	-32.45	0.11	0.15	18.80	18.80	191.34
FFPC First Place Fin. Corp. of OH*	10.16	16,973	172.4	19.89	8.50	10.18	-0.20	-43.84	-27.38	0.64	0.63	18.79	12.48	196.84
FFIC Flushing Fin. Corp. of NY*	17.39	21,586	375.4	20.32	12.51	17.38	0.06	4.89	8.35	1.10	1.37	11.10	10.23	165.53
FXCB Fox Chase Bncp MHC of PA(43.1)	12.15	14,224	75.0	13.25	9.67	12.78	-4.93	-0.16	6.58	0.10	0.10	8.51	8.51	59.80
FBTX Franklin Bank Corp of TX*	0.57	25,369	14.5	9.86	0.40	0.62	-8.06	-94.03	-86.77	-1.78	-1.84	12.86	4.91	225.57
GSLA GS Financial Corp. of LA*	15.50	1,286	19.9	19.50	12.00	14.06	10.24	-18.34	-18.16	0.13	0.28	21.35	21.35	159.90
GCBC Green Co Bcrp MHC of NY (43.9)	13.25	4,096	23.9	14.51	10.50	12.71	4.25	1.45	9.96	0.66	0.66	8.85	8.85	92.68
HFFC HF Financial Corp. of SD*	15.36	3,952	60.7	18.03	12.15	14.90	3.09	-6.97	1.39	1.36	1.13	16.58	15.33	270.21
HMNF HMN Financial, Inc. of MN*	13.75	4,168	57.3	31.90	13.51	14.12	-2.62	-53.36	-43.99	1.20	1.06	22.81	22.81	258.20
HBNK Hampden Bancorp, Inc. of MA*	10.43	7,950	82.9	11.30	9.11	10.30	1.26	1.86	4.40	0.21	0.18	13.05	13.05	65.96
HARL Harleysville Svgs Fin Cp of PA*	12.80	3,554	45.5	14.99	10.55	12.69	0.87	-10.49	2.40	1.02	1.07	12.94	12.94	232.04
HWFG Harrington West Fncl Grp of CA*	3.55	6,131	21.8	16.50	2.40	3.75	-5.33	-76.71	-68.44	-0.37	0.01	6.83	5.84	196.00
HBOS Heritage Fn Gp MHC of GA(26.4)	10.40	10,656	29.3	14.46	8.15	10.45	-0.48	-19.38	-7.56	0.27	0.30	5.95	5.85	45.76
HIFS Hingham Inst. for Sav. of MA*	30.00	2,122	63.7	32.99	26.72	30.96	-3.10	0.00	1.21	2.43	2.43	26.76	26.76	366.82
HOME Home Federal Bancorp Inc of ID*	11.00	17,348	190.8	12.92	9.65	10.86	1.29	-14.73	9.56	0.24	0.21	11.73	11.73	42.77
HFBC HopFed Bancorp, Inc. of KY*	11.85	3,584	42.5	15.50	11.01	11.50	3.04	-23.55	-19.61	1.32	1.16	15.76	13.74	230.80
HCBK Hudson City Bancorp, Inc of NJ*	18.44	519,478	9,579.2	19.78	13.28	18.01	2.39	29.31	22.77	0.68	0.68	9.07	8.76	94.64
IFSB Independence FSB of DC*	5.68	1,552	8.8	10.30	4.31	5.68	0.00	-43.76	-12.62	-1.47	-1.37	6.64	6.64	99.50
ISBC Investors Bcrp MHC of NJ(41.6)	14.63	109,011	656.9	15.80	12.37	14.70	-0.48	4.43	3.47	0.16	0.16	7.60	7.60	58.89
JXSB Jcksnville Bcp MHC of IL(47.7)	9.50	1,988	9.0	13.45	9.00	9.99	-4.90	-29.05	-22.45	0.55	0.51	11.09	9.72	148.34
JFBI Jefferson Bancshares Inc of TN*	8.86	6,210	55.0	11.72	8.17	9.45	-6.24	-17.66	-12.28	0.22	0.22	11.67	11.67	53.78
KFED K-Fed Bancorp MHC of CA (35.9)	10.14	13,830	50.4	14.52	7.61	9.75	4.00	-25.93	0.50	0.28	0.28	6.76	6.45	62.44
KFFB KY Fst Fed Bp MHC of KY (41.6)	9.52	8,003	32.0	10.24	9.25	9.70	-1.86	-3.74	-3.84	0.10	0.10	7.54	5.66	31.68
KRNY Kearny Fin Cp MHC of NJ (27.9)	13.89	70,459	273.8	14.00	9.94	13.38	3.81	3.43	16.62	0.08	0.08	6.77	5.61	29.24
LSBX LSB Corp of No. Andover MA*	14.75	4,455	65.7	17.50	12.42	15.08	-2.19	-7.87	-7.81	0.89	1.01	13.26	13.26	160.00
LSBI LSB Fin. Corp. of Lafayette IN*	18.50	1,553	28.7	25.98	14.50	19.50	-5.13	-19.57	-3.65	0.89	0.85	21.93	21.93	226.65
LPSB LaPorte Bancrp MHC of IN(47.3)	6.40	4,783	16.1	10.06	6.20	6.50	-1.54	-36.00	-5.19	0.08	0.18	9.69	7.62	76.43
LSBK Lake Shore Bnp MHC of NY(43.1)	9.25	6,368	25.5	10.85	6.34	9.00	2.78	-13.55	7.43	0.15	0.33	8.25	8.25	60.86
LEGC Legacy Bancorp, Inc. of MA*	13.79	8,940	123.3	14.75	10.45	13.18	4.63	-5.48	4.00	0.15	0.13	14.35	12.95	103.48
LBCP Liberty Bancorp, Inc. of MO*	8.75	3,952	34.6	11.05	4.50	8.30	5.42	-20.02	-14.63	0.48	0.43	11.02	11.02	86.73
LABC Louisiana Bancorp, Inc. of LA*	12.75	6,346	80.9	13.33	9.85	12.79	-0.31	17.51	21.54	0.50	0.49	14.15	14.15	46.30
MSBF MSB Fin Corp MHC of NJ (45.0)	10.50	5,619	26.5	11.29	9.16	10.68	-1.69	3.96	9.95	0.12	0.12	7.80	7.80	54.10
MGYR Magyar Bancorp MHC of NJ(44.7)	9.15	5,772	23.7	11.63	8.25	9.50	-3.68	-16.82	-14.06	0.03	0.03	8.51	8.51	88.37
MLVF Malvern Fed Bncp MHC PA(45.0)	10.50	6,153	29.1	11.20	10.21	10.50	0.00	5.00	5.00	0.10	0.10	11.35	11.35	98.41
MASB MassBank Corp. of Reading MA(8)*	39.81	4,233	168.5	39.96	33.80	39.85	-0.10	17.78	9.31	0.95	1.36	24.85	24.59	184.98
MFLR Mayflower Bancorp, Inc. of MA*	9.85	2,093	20.6	13.77	9.00	9.00	9.44	-10.45	-17.92	0.50	0.39	9.50	9.49	116.46
EBSB Meridian Fn Serv MHC MA (45.0)	9.64	23,000	99.8	10.40	8.21	9.67	-0.31	-3.60	-3.60	-0.12	-0.13	8.64	8.64	46.92
CASH Meta Financial Group of IA*	19.00	2,599	49.4	42.00	15.86	19.80	-4.04	-52.68	-53.85	2.02	0.41	19.01	18.22	300.78
MFSF MutualFirst Fin. Inc. of IN*	10.56	4,118	43.5	19.44	9.28	10.45	1.05	-39.45	-24.25	1.07	1.01	21.07	17.39	233.15
NASB NASB Fin, Inc. of Grandview MO*	26.47	7,868	208.3	37.53	15.15	24.21	9.33	-24.37	0.34	1.46	0.38	19.42	19.06	199.69
NECB NE Comm Bncrp MHC of NY (45.0)	10.10	13,225	60.1	12.89	9.54	10.10	0.00	-3.16	-14.62	0.16	0.16	8.29	8.14	28.80
NHTB NH Thrift Bancshares of NH*	9.70	5,748	55.8	15.83	9.01	9.90	-2.02	-36.44	-21.77	0.91	0.87	12.87	7.63	145.74
NVSL Naug Vlly Fin MHC of CT (41.6)	9.00	7,044	26.8	11.09	7.75	8.40	7.14	-18.03	-5.26	0.27	0.25	6.92	6.90	71.70
NFSB Newport Bancorp, Inc. of RI*	12.05	4,422	53.3	13.25	10.01	12.20	-1.23	-1.23	2.12	0.10	0.10	12.90	12.90	90.57
FFFD North Central Bancshares of IA*	19.75	1,341	26.5	39.50	18.80	20.00	-1.25	-50.00	-38.28	1.32	3.29	30.55	26.87	368.60
NFBK Northfield Bcp MHC of NY(45.0)	12.09	44,803	243.7	12.20	9.45	12.05	0.33	20.90	11.74	0.29	0.35	8.34	7.96	35.51
NWSB Northwest Bcrp MHC of PA(37.0)	27.74	48,468	497.0	30.16	20.05	27.31	1.57	-3.95	4.40	1.08	1.15	12.85	9.12	142.70
OSHC Ocean Shr Hldg MHC of NJ(42.9)	10.00	8,336	35.8	11.99	8.20	10.22	-2.15	-9.91	1.01	0.42	0.45	7.62	7.62	78.92
OCFC OceanFirst Fin. Corp of NJ*	18.05	12,365	223.2	22.14	14.05	17.82	1.29	5.00	14.17	1.11	1.04	10.06	10.06	151.58
ONFC Oneida Financl MHC of NY(44.6)	9.50	7,785	33.0	12.42	8.71	10.00	-5.00	-20.17	-1.14	0.40	0.35	7.31	4.05	70.54
ORIT Oritani Fin Cp MHC of NJ(32.0)	16.86	40,187	218.8	17.23	10.78	16.58	1.69	9.41	37.07	0.22	0.24	6.94	6.94	35.91
OSBK Osage Bancshares, Inc. of OK*	9.75	3,254	31.7	10.38	7.47	10.00	-2.50	16.07	16.91	0.34	0.33	9.62	9.62	42.40

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 29, 2008

		Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
		Price/	Outst-	Capital-			Last	Last	52 Wks	MostRcnt	12 Mo.	Core	Value/	Value/	Assets/
Financial Institution		Share(1) ($)	anding (000)	ization(9) ($Mil)	High ($)	Low ($)	Week ($)	Week (%)	Ago(2) (%)	YrEnd(2) (%)	EPS(3) ($)	EPS(3) ($)	Share ($)	Share(4) ($)	Share ($)
NASDAQ Listed OTC Companies (continued)															
PSBH	PSB Hldgs Inc MHC of CT (42.9)	8.30	6,529	23.2	10.57	7.57	8.25	0.61	-13.54	-7.68	0.47	0.43	7.52	6.33	75.74
PVFC	PVF Capital Corp. of Solon OH*	4.50	7,774	35.0	16.14	4.00	4.66	-3.43	-70.68	-59.64	0.26	0.23	9.21	9.21	111.90
PBCI	Pamrapo Bancorp, Inc. of NJ*	13.75	4,976	68.4	22.29	13.02	13.99	-1.72	-24.03	-31.93	0.79	0.79	11.73	11.73	121.26
PFED	Park Bancorp of Chicago IL*	12.00	1,200	14.4	31.20	10.20	12.04	-0.33	-60.00	-51.02	-0.56	-0.21	24.18	24.18	188.09
PVSA	Parkvale Financial Corp of PA*	22.25	5,482	122.0	30.00	21.46	22.25	0.00	-23.91	-19.82	2.34	2.68	24.01	18.48	337.72
PBHC	Pathfinder BC MHC of NY (36.3)	10.10	2,484	9.1	16.55	6.89	9.50	6.32	-8.01	-1.46	0.57	0.55	8.51	6.97	139.41
PCBI	Peoples Community Bcrp. of OH*	1.96	4,845	9.5	18.38	1.55	2.02	-2.97	-87.09	-86.04	-9.83	-9.96	8.04	7.32	158.82
PBCT	Peoples United Financial of CT*	17.92	343,400	6,153.7	18.60	13.92	17.06	5.04	1.47	0.67	0.47	0.56	15.18	10.69	59.38
PROV	Provident Fin. Holdings of CA*	6.34	6,208	39.4	25.17	6.10	6.50	-2.46	-72.63	-61.48	0.28	0.17	20.07	20.07	262.99
PBNY	Provident NY Bncrp, Inc. of NY*	13.84	39,839	551.4	14.86	9.91	13.35	3.67	-1.00	7.12	0.56	0.55	10.07	5.82	71.55
PBIP	Prudential Bncp MHC PA (37.7)	10.44	11,070	43.6	13.75	10.00	10.06	3.78	-21.50	-16.14	-0.28	0.05	6.37	6.37	43.50
PULB	Pulaski Fin Cp of St. Louis MO*	9.70	10,198	98.9	14.56	7.57	10.18	-4.72	-31.88	-3.00	0.91	0.57	8.47	8.04	126.55
RPFG	Rainier Pacific Fin Grp of WA*	7.35	6,359	46.7	17.20	6.29	7.04	4.40	-55.64	-50.37	0.70	0.65	11.88	11.36	136.91
RIVR	River Valley Bancorp of IN*	13.50	1,640	22.1	20.00	12.50	14.30	-5.59	-26.03	-5.59	1.42	1.30	15.57	15.55	215.06
RVSB	Riverview Bancorp, Inc. of WA*	6.51	10,924	71.1	15.82	4.52	6.50	0.15	-56.34	-43.64	0.60	0.58	8.43	6.04	80.99
RCKB	Rockville Fin MHC of CT (44.1)	14.47	18,715	121.9	15.33	9.75	14.60	-0.89	1.19	18.61	0.36	0.39	8.23	8.18	77.88
ROMA	Roma Fin Corp MHC of NJ (27.9)	15.19	31,308	132.5	18.00	12.15	15.50	-2.00	-11.38	-3.19	0.19	0.19	6.98	6.96	30.51
ROME	Rome Bancorp, Inc. of Rome NY*	10.80	7,334	79.2	12.41	9.50	10.71	0.84	-9.24	-6.66	0.40	0.40	8.79	8.79	44.70
SIFI	SI Fin Gp Inc MHC of CT (38.6)	9.60	11,813	44.0	11.27	7.01	9.49	1.16	-11.85	-2.44	0.13	0.12	6.58	6.22	72.87
SVBI	Severn Bancorp, Inc. of MD*	6.11	10,067	61.5	13.90	5.51	6.01	1.66	-55.88	-36.95	0.84	0.83	9.72	9.69	95.39
SUPR	Superior Bancorp of AL(8)*	6.72	10,056	67.6	39.12	5.41	5.84	15.07	-82.28	-68.72	0.49	0.14	34.68	16.24	302.26
THRD	TF Fin. Corp. of Newtown PA*	21.56	2,802	60.4	29.16	18.96	21.50	0.28	-20.41	-12.50	1.74	1.68	24.65	23.03	256.81
TFSL	TFS Fin Corp MHC of OH (31.7)	12.22	326,636	1,285.5	13.20	9.39	11.87	2.95	5.53	2.35	0.17	0.15	5.99	5.96	31.72
TONE	TierOne Corp. of Lincoln NE*	5.65	18,036	101.9	28.17	2.48	5.51	2.54	-74.58	-74.49	-5.43	-5.43	15.07	14.74	179.32
TSBK	Timberland Bancorp, Inc. of WA*	7.84	6,901	54.1	16.28	5.90	8.24	-4.85	-50.38	-35.63	0.70	0.91	10.84	9.87	96.18
TRST	TrustCo Bank Corp NY of NY*	9.78	75,675	740.1	11.50	6.81	9.88	-1.01	-11.41	-1.41	0.49	0.48	3.16	3.16	46.11
UCBA	United Comm Bncp MHC IN (41.1)	7.99	7,903	26.0	17.67	5.01	7.69	3.90	-34.02	-35.04	-0.18	-0.16	6.89	6.89	48.43
UCFC	United Community Fin. of OH*	3.61	30,052	108.5	8.74	2.90	3.64	-0.82	-50.07	-34.60	0.08	-0.02	8.96	7.81	91.41
UBNK	United Financial Bncrp of MA*	12.79	17,764	227.2	13.00	9.99	12.52	2.16	7.57	15.23	0.37	0.38	12.76	12.74	68.35
UWBK	United Western Bncp, Inc of CO*	10.87	7,222	78.5	22.30	9.92	11.32	-3.98	-48.99	-45.65	1.67	1.54	14.34	14.34	301.01
VPFG	ViewPoint Finl MHC of TX(43.8)	16.39	25,129	180.9	18.87	13.75	16.08	1.93	-6.24	-0.85	0.22	0.11	8.00	7.96	73.99
WSB	WSB Holdings, Inc. of Bowie MD*	5.00	7,600	38.0	7.50	4.20	5.50	-9.09	-23.08	-4.76	0.21	0.14	8.07	8.07	59.65
WSFS	WSFS Financial Corp. of DE*	53.47	6,135	328.0	68.33	40.04	54.49	-1.87	-12.26	6.51	4.66	5.08	35.35	35.12	521.28
WVFC	WVS Financial Corp. of PA*	15.95	2,226	35.5	17.19	15.80	16.25	-1.85	-2.74	-2.92	1.79	1.79	14.33	14.33	197.13
WFSL	Washington Federal, Inc. of WA*	17.23	87,829	1,513.3	27.44	13.17	16.50	4.42	-35.10	-18.38	1.54	1.54	15.58	13.09	134.30
WSBF	Waterstone Fin MHC of WI(26.2)	9.83	31,251	80.6	17.09	9.29	10.08	-2.48	-40.28	-23.32	-0.04	-0.11	6.36	6.36	59.15
WAYN	Wayne Savings Bancshares of OH*	9.67	3,004	29.0	13.00	8.50	9.99	-3.20	-24.51	-11.04	0.66	0.69	10.82	10.06	133.04
WFD	Westfield Fin. Inc. of MA*	10.22	31,383	320.7	10.59	8.43	10.10	1.19	-0.29	5.36	0.28	0.29	8.72	8.72	34.08
WFBC	Willow Financial Bcp Inc of PA(8)*	9.92	15,668	155.4	12.65	6.00	9.82	1.02	-19.48	18.24	-2.44	-2.54	10.06	5.46	101.13

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-8
Weekly Thrift Market Line - Part Two
Prices As Of August 29, 2008

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets	Tang. Equity/ Assets	Reported Earnings			Core Earnings		NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
			ROA(5)	ROE(5)	ROI(5)	ROA(5)	ROE(5)											
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(120)	11.00	9.96	0.19	1.82	4.32	0.18	1.71	1.76	112.35	1.15	17.48	85.81	9.80	100.16	19.13	0.38	2.97	40.95
NYSE Traded Companies(11)	9.32	6.44	-0.74	-9.87	-4.05	-0.74	-10.44	3.51	96.91	2.07	25.46	72.05	7.68	119.60	26.59	0.28	1.87	69.92
AMEX Traded Companies(2)	6.02	5.80	-0.93	-19.02	7.31	-0.71	-16.30	10.98	24.00	2.07	13.69	71.39	5.18	74.57	8.84	0.70	2.10	57.38
NASDAQ Listed OTC Companies(107)	11.26	10.38	0.30	3.36	4.79	0.29	3.24	1.45	115.20	1.04	17.21	87.41	10.09	98.78	18.87	0.38	3.09	39.75
California Companies(7)	6.70	6.63	-0.64	-6.69	3.15	-0.63	-6.30	5.29	64.01	2.17	14.49	48.04	3.17	49.30	20.08	0.17	1.92	29.82
Florida Companies(5)	5.39	5.04	-1.20	-21.53	5.85	-1.13	-20.21	5.95	36.61	2.26	17.10	40.84	2.62	42.64	17.81	0.01	0.27	0.00
Mid-Atlantic Companies(34)	10.51	9.01	0.44	4.72	3.95	0.45	4.91	0.83	135.66	0.84	18.50	113.62	11.54	141.17	19.68	0.43	3.01	41.37
Mid-West Companies(36)	9.53	8.86	-0.01	1.73	4.02	-0.06	0.87	1.99	76.56	1.18	16.10	72.35	7.15	78.61	18.87	0.42	3.52	41.50
New England Companies(18)	14.86	13.15	0.47	3.60	3.78	0.48	3.57	0.63	147.64	0.99	23.07	96.63	14.81	117.06	24.11	0.36	2.52	47.74
North-West Companies(5)	13.64	12.34	0.64	5.69	7.24	0.66	5.90	1.85	54.06	1.13	10.93	79.21	10.76	92.21	10.58	0.45	4.59	54.35
South-East Companies(10)	14.61	14.02	0.57	5.14	5.72	0.62	5.64	1.15	246.95	1.18	14.26	84.33	11.84	93.96	13.45	0.48	3.34	33.23
South-West Companies(3)	11.10	9.61	-0.25	-7.78	3.49	-0.27	-7.96	2.56	60.83	1.42	28.68	44.33	8.19	49.18	29.55	0.11	1.16	0.00
Western Companies (Excl CA)(2)	16.09	16.09	0.57	6.69	8.77	0.51	6.11	0.61	93.65	0.89	6.51	84.79	14.67	84.79	7.06	0.23	2.10	14.37
Thrift Strategy(113)	11.05	10.07	0.20	2.00	4.40	0.19	1.88	1.76	113.99	1.14	17.37	86.71	9.88	100.69	18.98	0.39	3.02	41.51
Mortgage Banker Strategy(4)	7.75	5.99	-0.55	-6.52	-0.04	-0.57	-6.86	2.31	64.58	1.52	14.39	46.20	3.86	60.52	22.49	0.16	2.36	51.71
Real Estate Strategy(1)	8.23	8.23	0.23	2.82	5.78	0.20	2.50	0.00	0.00	0.00	17.31	48.86	4.02	48.86	19.57	0.04	0.89	15.38
Diversified Strategy(2)	16.17	13.11	0.95	8.50	5.67	1.08	9.44	0.68	134.03	1.14	24.80	134.65	20.22	159.94	21.26	0.54	2.12	10.30
Companies Issuing Dividends(95)	11.29	10.16	0.41	4.19	5.82	0.40	4.02	1.48	107.93	1.04	17.24	92.30	10.53	108.77	18.91	0.47	3.70	48.39
Companies Without Dividends(25)	9.81	9.14	-0.71	-8.17	-4.17	-0.71	-8.05	3.09	132.90	1.60	22.00	59.59	6.86	65.33	23.33	0.00	0.00	0.00
Equity/Assets <6%(13)	4.89	4.36	-1.05	-9.89	2.34	-1.04	-9.66	3.77	64.69	1.80	11.11	56.14	2.87	60.87	10.74	0.18	1.25	34.33
Equity/Assets 6-12%(71)	8.37	7.61	0.29	3.61	5.90	0.27	3.33	1.90	96.89	1.14	14.67	87.34	7.26	98.24	15.86	0.47	3.69	42.79
Equity/Assets >12%(36)	18.28	16.52	0.40	1.96	1.71	0.42	2.10	0.87	160.24	0.95	28.25	92.96	17.20	117.40	29.80	0.26	2.14	36.50
Actively Traded Companies(9)	8.43	7.43	0.39	4.66	3.94	0.40	4.71	1.16	90.39	0.92	13.71	100.51	8.51	117.16	14.24	0.63	3.79	51.15
Market Value Below $20 Million(15)	8.35	7.95	-0.84	-6.78	0.22	-0.82	-6.56	2.99	76.64	1.47	9.08	54.60	4.80	56.09	14.94	0.21	2.46	33.91
Holding Company Structure(114)	11.04	9.97	0.19	1.87	4.54	0.18	1.78	1.73	114.30	1.17	17.34	85.76	9.84	100.29	18.77	0.38	3.01	41.78
Assets Over $1 Billion(53)	10.79	9.02	0.15	0.75	3.44	0.14	0.60	1.96	96.25	1.26	19.65	94.84	10.69	120.61	21.67	0.38	2.70	48.32
Assets $500 Million-$1 Billion(35)	10.14	9.50	0.10	2.32	6.76	0.09	2.23	1.88	131.93	1.16	14.21	77.16	8.31	84.45	14.38	0.40	3.28	41.90
Assets $250-$500 Million(23)	12.24	11.84	0.49	4.69	5.40	0.48	4.55	1.11	142.88	0.96	17.70	82.08	10.17	87.39	19.92	0.37	3.21	27.23
Assets less than $250 Million(9)	12.24	12.11	-0.06	-1.39	-2.72	-0.04	-1.26	1.70	69.66	0.97	19.34	77.84	9.58	78.46	21.73	0.28	2.66	25.98
Goodwill Companies(77)	10.13	8.48	0.19	2.48	5.04	0.19	2.42	1.57	96.67	1.14	16.73	88.65	9.28	111.45	18.35	0.42	3.13	45.08
Non-Goodwill Companies(43)	12.47	12.47	0.18	0.72	3.17	0.17	0.53	2.13	143.70	1.16	18.95	80.99	10.69	80.99	20.63	0.31	2.70	33.39
Acquirors of FSLIC Cases(4)	8.08	7.62	-1.04	-13.28	-3.17	-1.02	-13.07	5.15	38.93	2.13	12.31	71.24	6.24	77.03	12.63	0.26	2.12	39.21

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-8 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 29, 2008

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
All Public Companies(41)	14.02	13.37	0.34	2.60	1.78	0.38	2.84	0.76	120.81	0.75	26.70	150.47	21.54	161.13	28.66	0.27	2.15	21.72
AMEX Traded Companies(1)	15.47	15.47	0.74	4.80	5.77	0.74	4.80	0.58	111.05	0.80	17.33	82.23	12.72	82.23	17.33	0.32	4.30	74.42
NASDAQ Listed OTC Companies(40)	13.99	13.32	0.33	2.55	1.68	0.37	2.79	0.77	121.11	0.75	27.49	152.18	21.76	163.10	29.33	0.27	2.10	17.67
California Companies(1)	10.83	10.38	0.47	4.17	2.76	0.47	4.17	0.35	109.98	0.43	36.21	150.00	16.24	157.21	36.21	0.44	4.34	0.00
Mid-Atlantic Companies(24)	14.76	14.11	0.39	2.80	1.89	0.45	3.17	0.68	128.65	0.73	25.52	150.03	23.09	163.26	26.08	0.21	1.71	17.63
Mid-West Companies(8)	14.93	13.92	0.22	1.65	1.17	0.21	1.62	1.09	57.73	0.64	17.27	155.24	22.65	164.38	27.09	0.45	2.78	27.27
New England Companies(5)	11.52	11.12	0.29	2.88	2.25	0.27	2.73	0.54	180.64	0.82	25.50	134.74	15.16	140.87	30.80	0.19	2.01	55.56
South-East Companies(2)	11.01	10.77	0.33	2.47	1.49	0.49	4.08	1.50	68.25	1.21	30.52	149.02	16.92	152.70	36.14	0.38	4.38	0.00
South-West Companies(1)	10.81	10.76	0.32	2.68	1.34	0.16	1.34	0.25	156.01	0.69	NM	204.88	22.15	205.90	NM	0.32	1.95	0.00
Thrift Strategy(41)	14.02	13.37	0.34	2.60	1.78	0.38	2.84	0.76	120.81	0.75	26.70	150.47	21.54	161.13	28.66	0.27	2.15	21.72
Companies Issuing Dividends(29)	13.99	13.29	0.41	3.21	2.23	0.45	3.52	0.76	133.68	0.67	25.66	156.71	22.23	169.32	27.50	0.38	3.04	60.81
Companies Without Dividends(12)	14.11	13.55	0.19	1.14	0.71	0.20	1.20	0.76	95.07	0.92	39.21	135.38	19.89	141.31	34.46	0.00	0.00	0.00
Equity/Assets 6-12%(19)	9.71	9.10	0.37	3.76	2.68	0.37	3.82	0.74	138.58	0.79	25.47	149.89	14.79	164.33	27.51	0.39	2.76	32.81
Equity/Assets >12%(22)	17.75	17.06	0.32	1.60	1.01	0.39	1.93	0.78	104.08	0.70	30.81	150.97	27.38	158.36	30.97	0.19	1.63	10.63
Market Value Below $20 Million(2)	11.48	11.04	0.56	4.87	5.78	0.55	4.69	0.49	132.99	0.90	17.30	83.95	9.56	89.98	17.98	0.31	3.73	64.48
Holding Company Structure(38)	13.98	13.28	0.37	2.76	1.90	0.38	2.89	0.81	109.99	0.78	25.93	149.45	21.33	160.76	28.22	0.27	2.11	21.72
Assets Over $1 Billion(12)	15.39	14.58	0.39	2.71	1.26	0.38	2.58	0.66	112.73	0.83	25.69	198.48	29.64	213.86	31.92	0.32	1.18	11.11
Assets $500 Million-$1 Billion(12)	11.91	11.44	0.32	2.62	1.90	0.34	2.84	0.72	172.56	0.69	31.26	139.39	17.70	149.86	32.08	0.21	2.14	9.52
Assets $250-$500 Million(16)	14.49	13.78	0.30	2.37	1.84	0.39	2.91	0.92	67.76	0.72	24.64	127.04	18.90	134.96	26.29	0.28	2.76	42.16
Assets less than $250 Million(1)	15.47	15.47	0.74	4.80	5.77	0.74	4.80	0.58	111.05	0.80	17.33	82.23	12.72	82.23	17.33	0.32	4.30	74.42
Goodwill Companies(21)	14.20	12.92	0.42	3.25	2.29	0.43	3.31	0.77	124.82	0.81	26.27	147.37	21.61	168.18	29.94	0.28	2.43	30.34
Non-Goodwill Companies(20)	13.84	13.84	0.27	1.92	1.25	0.33	2.34	0.76	116.00	0.68	27.40	153.72	21.48	153.72	26.11	0.26	1.86	15.25
MHC Institutions(41)	14.02	13.37	0.34	2.60	1.78	0.38	2.84	0.76	120.81	0.75	26.70	150.47	21.54	161.13	28.66	0.27	2.15	21.72

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-8 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 29, 2008

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY*	5.66	4.85	0.54	9.64	5.58	0.59	10.59	0.68	55.73	0.51	17.91	171.24	9.70	201.75	16.31	1.04	4.76	NM
BFF	BFC Financial Corp. of FL(8)*	2.29	1.32	-0.10	-4.66	-23.61	-0.21	-9.32	1.44	102.71	2.33	NM	20.00	0.46	34.95	NM	0.00	0.00	NM
BBX	BankAtlantic Bancorp Inc of FL*	6.26	5.17	-1.28	-18.04	NM	-1.32	-18.65	3.13	52.10	2.33	NM	25.58	1.60	31.37	NM	0.02	1.08	NM
DSL	Downey Financial Corp. of CA*	6.80	6.80	-4.37	-48.36	NM	-4.40	-48.67	15.50	37.41	6.40	NM	7.07	0.48	7.07	NM	0.04	1.83	NM
FED	FirstFed Financial Corp. of CA*	7.68	7.67	-1.01	-11.70	NM	-1.01	-11.72	8.20	44.14	3.96	NM	39.00	2.99	39.02	NM	0.00	0.00	NM
FBC	Flagstar Bancorp, Inc. of MI*	5.16	5.16	-0.36	-7.83	-17.83	-0.78	-16.85	3.17	33.30	1.31	NM	42.51	2.19	42.51	NM	0.00	0.00	NM
GFG	Guaranty Financial Group of TX*	4.90	3.90	-0.73	-14.15	NM	-0.73	-14.15	2.56	60.83	2.44	NM	27.20	1.33	34.58	NM	0.00	0.00	NM
NYB	New York Community Bcrp of NY*	13.80	6.14	0.32	2.33	1.70	0.60	4.42	0.10	287.02	0.44	NM	132.13	18.23	323.33	31.11	1.00	6.06	NM
NAL	NewAlliance Bancshares of CT*	17.03	10.81	0.53	3.05	2.92	0.56	3.21	0.33	173.19	0.97	34.28	105.22	17.91	178.05	32.64	0.28	2.04	70.00
PFS	Provident Fin. Serv. Inc of NJ*	15.74	8.24	0.62	3.68	4.13	0.57	3.39	0.67	96.52	0.96	24.21	90.94	14.31	189.21	26.29	0.44	2.89	69.84
SOV	Sovereign Bancorp, Inc. of PA*	10.15	5.69	-1.60	-17.33	-20.81	-1.48	-15.95	0.79	128.86	1.41	NM	79.64	8.08	149.07	NM	0.00	0.00	NM
AMEX Traded Companies																			
FDT	Federal Trust Corp. of FL*	3.49	3.49	-2.57	-45.72	NM	-2.50	-44.50	10.98	24.00	3.20	NM	36.64	1.28	36.64	NM	0.00	0.00	NM
GOV	Gouverneur Bcp MHC of NY(43.0)	15.47	15.47	0.74	4.80	5.77	0.74	4.80	0.58	111.05	0.80	17.33	82.23	12.72	82.23	17.33	0.32	4.30	74.42
TSH	Teche Hlding Cp of N Iberia LA*	8.55	8.11	0.70	7.68	7.31	1.08	11.89	NA	NA	0.93	13.69	106.13	9.07	112.50	8.84	1.40	4.19	57.38
NASDAQ Listed OTC Companies																			
ABBC	Abington Bancorp, Inc. of PA*	22.37	22.37	0.72	3.16	3.24	0.74	3.26	0.31	73.63	0.36	30.91	97.63	21.84	97.63	29.97	0.20	2.02	62.50
ALLB	Alliance Bank MHC of PA (43.6)	11.83	11.83	0.08	0.70	0.59	0.22	1.83	1.11	63.80	1.08	NM	121.43	14.37	121.43	NM	0.24	2.82	NM
ASBI	Ameriana Bncp of New Castle IN*	7.25	7.08	0.46	6.06	7.44	0.44	5.79	1.66	38.69	0.94	13.43	81.74	5.93	83.88	14.06	0.16	1.78	23.88
ABNJ	American Bncrp of NJ Inc of NJ*	14.41	14.41	0.07	0.45	0.38	0.07	0.45	0.14	332.03	0.63	NM	127.35	18.35	127.35	NM	0.20	1.89	NM
ABCW	Anchor BanCorp Wisconsin of WI*	6.94	5.46	0.56	7.90	16.28	0.45	6.32	2.92	27.86	0.96	6.14	48.00	3.33	62.04	7.68	0.40	5.21	32.00
ACFC	Atl Cst Fed Cp of GA MHC(35.9)	9.02	8.73	0.04	0.46	0.38	0.30	3.19	2.13	39.80	1.11	NM	123.24	11.11	127.63	37.62	0.48	6.08	NM
BCSB	BCSB Bancorp, Inc. of MD*	8.38	8.01	0.02	0.33	0.36	0.02	0.33	0.28	159.04	0.66	NM	68.24	5.72	71.73	NM	0.00	0.00	0.00
BKMU	Bank Mutual Corp of WI*	11.60	10.21	0.49	3.95	2.99	0.47	3.73	0.57	55.75	0.61	33.47	140.94	16.35	162.62	35.44	0.36	2.99	NM
BFIN	BankFinancial Corp. of IL*	19.78	18.13	0.06	0.30	0.27	0.59	2.96	0.87	85.62	0.88	NM	113.46	22.44	126.33	37.30	0.28	1.88	NM
BKUNA	BankUnited Fin. Corp. of FL*	4.01	3.82	-1.40	-27.95	NM	-1.16	-23.05	7.79	28.16	2.50	NM	7.49	0.30	7.89	NM	0.00	0.00	NM
BFED	Beacon Federal Bancorp of NY*	11.11	11.11	0.36	3.65	4.20	0.44	4.43	0.20	417.48	1.08	23.81	67.43	7.49	67.43	19.61	0.16	1.60	38.10
BNCL	Beneficial Mut MHC of PA(44.3)	16.48	13.33	0.29	1.80	1.03	0.19	1.20	0.62	97.45	1.01	NM	154.46	25.46	198.29	NM	0.00	0.00	0.00
BFBC	Benjamin Frkln Bncrp Inc of MA*	10.97	7.53	0.49	4.23	4.92	0.47	4.08	1.02	65.51	0.96	20.34	86.71	9.51	131.29	21.05	0.32	2.67	54.24
BHLB	Berkshire Hills Bancorp of MA*	12.96	6.30	0.64	4.99	5.71	0.79	6.14	NA	NA	1.14	27.50	83.70	10.85	185.24	14.22	0.64	2.41	42.11
BOFI	Bofi Holding, Inc. Of CA*	6.22	6.22	0.37	5.48	7.48	0.32	4.78	NA	NA	0.43	13.36	70.17	4.36	70.17	15.32	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	5.25	5.25	0.55	9.99	13.37	0.54	9.81	0.38	159.05	0.70	7.48	71.06	3.73	71.06	7.61	0.20	2.41	18.02
BRKL	Brookline Bancorp, Inc. of MA*	20.29	18.69	0.60	2.79	2.43	0.63	2.91	0.35	293.60	1.30	NM	118.57	24.05	131.29	39.54	0.34	3.31	NM
BFSB	Brooklyn Fed MHC of NY (30.0)	19.04	19.04	1.30	6.25	2.73	1.33	6.40	NA	NA	0.56	36.59	227.62	43.33	227.62	35.71	0.40	2.67	NM
CITZ	CFS Bancorp, Inc of Munster IN*	11.32	11.21	0.29	2.65	3.28	0.29	2.65	3.24	29.11	1.43	30.47	83.33	9.43	84.20	30.47	0.48	4.92	NM
CMSB	CMS Bancorp Inc of W Plains NY*	12.41	12.41	-0.26	-1.90	-2.59	-0.26	-1.90	NA	NA	0.23	NM	76.65	9.52	76.65	NM	0.00	0.00	NM
CBNJ	Cape Bancorp, Inc. of NJ*	15.76	11.53	0.06	0.41	0.43	0.07	0.52	NA	NA	1.08	NM	67.06	10.57	96.23	NM	0.00	0.00	0.00
CFFN	Capitol Fd Fn MHC of KS (29.5)	10.94	10.94	0.53	4.79	1.28	0.53	4.79	0.20	36.94	0.11	NM	374.96	41.03	374.96	NM	2.00	4.57	NM
CARV	Carver Bancorp, Inc. of NY*	6.90	6.08	0.45	6.57	19.22	0.37	5.41	NA	NA	0.76	5.20	33.65	2.32	38.51	6.32	0.40	5.41	28.17
CEBK	Central Bncrp of Somerville MA*	6.76	6.39	0.29	4.22	7.62	0.22	3.15	1.79	37.71	0.80	13.13	55.91	3.78	59.39	17.57	0.72	5.54	72.73
CFBK	Central Federal Corp. of OH*	9.32	9.32	0.06	0.62	1.10	0.17	1.70	0.75	140.67	1.25	NM	58.97	5.49	58.97	33.18	0.20	5.48	NM
CHEV	Cheviot Fin Cp MHC of OH(38.8)	20.69	20.69	0.31	1.43	1.26	0.31	1.43	0.68	21.59	0.19	NM	114.47	23.68	114.47	NM	0.36	4.14	NM
CBNK	Chicopee Bancorp, Inc. of MA*	19.12	19.12	0.16	0.72	0.82	0.11	0.52	0.36	101.10	0.81	NM	92.15	17.62	92.15	NM	0.00	0.00	0.00
CZWI	Citizens Comm Bncorp Inc of WI*	15.35	14.08	0.37	1.98	3.02	0.37	1.98	0.61	40.32	0.32	33.17	70.88	10.88	78.42	33.17	0.20	2.51	NM
CTZN	Citizens First Bancorp of MI*	7.74	7.20	-0.27	-3.02	-14.77	-0.29	-3.26	3.89	25.10	1.33	NM	21.75	1.68	23.50	NM	0.00	0.00	NM
CSBC	Citizens South Bnkg Corp of NC*	10.16	6.63	0.58	5.38	7.53	0.57	5.29	0.56	149.66	1.12	13.28	72.72	7.39	115.84	13.51	0.34	4.27	56.67
CSBK	Clifton Svg Bp MHC of NJ(38.5)	18.35	18.35	0.35	1.71	1.00	0.35	1.71	0.03	533.33	0.33	NM	176.32	32.35	176.32	NM	0.20	1.81	NM
COBK	Colonial Bank MHC of NJ (45.1)	7.73	7.73	0.27	3.23	2.55	0.32	3.81	0.21	127.08	0.49	39.21	125.49	9.69	125.49	33.27	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA*	7.86	7.86	0.77	9.75	11.08	0.77	9.75	0.23	289.43	0.73	9.02	87.71	6.89	87.71	9.02	0.26	3.31	29.89
DNBK	Danvers Bancorp, Inc. of MA*	15.21	15.18	-0.14	-0.93	-1.00	-0.21	-1.39	0.71	96.02	1.03	NM	93.07	14.16	93.29	NM	0.08	0.67	NM
DCOM	Dime Community Bancshare of NY*	7.33	5.93	0.72	9.28	4.51	0.72	9.28	0.18	224.55	0.49	22.19	203.98	14.96	256.16	22.19	0.56	3.41	NM
ESBF	ESB Financial Corp. of PA*	6.55	4.38	0.46	6.88	6.74	0.49	7.26	0.17	174.12	0.84	14.83	103.79	6.80	158.93	14.05	0.40	3.75	55.56
ESSA	ESSA Bancorp, Inc. of PA*	21.10	21.10	0.75	3.41	3.14	0.75	3.41	NA	NA	0.65	31.86	108.08	22.81	108.08	31.86	0.16	1.20	38.10
ESBK	Elmira Svgs Bank, FSB of NY*	6.53	3.73	0.35	5.36	6.13	0.22	3.28	NA	NA	0.80	16.33	82.71	5.40	148.92	26.65	0.80	6.13	NM
FFDF	FFD Financial Corp of Dover OH*	10.11	10.11	0.78	7.49	10.37	0.72	6.96	0.54	150.56	0.94	9.65	72.06	7.29	72.06	10.38	0.66	5.39	51.97
FFCO	FedFirst Fin MHC of PA (43.9)	12.18	11.89	-0.19	-1.32	-1.58	-0.23	-1.62	0.51	87.78	0.73	NM	89.20	10.86	91.64	NM	0.00	0.00	NM
FSBI	Fidelity Bancorp, Inc. of PA*	6.24	5.89	0.55	8.68	12.34	0.57	8.94	NA	NA	0.73	8.11	72.20	4.50	76.84	7.87	0.56	5.19	42.11
FABK	First Advantage Bancorp of TN*	23.83	23.83	0.33	1.34	1.70	0.28	1.12	0.24	234.85	1.18	NM	67.96	16.19	67.96	NM	0.00	0.00	0.00
FBTC	First BancTrust Corp of IL*	7.94	7.62	0.43	5.26	7.15	0.35	4.27	1.18	61.03	0.97	13.98	71.95	5.71	75.21	17.21	0.24	2.68	37.50
FBSI	First Bancshares, Inc. of MO*	11.03	10.94	0.12	1.09	1.13	0.06	0.58	1.56	59.17	1.35	NM	94.86	10.46	95.73	NM	0.00	0.00	0.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 29, 2008

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
FCAP	First Capital, Inc. of IN*	10.24	9.10	0.80	7.88	7.76	0.73	7.20	1.51	35.87	0.74	12.89	100.06	10.25	114.03	14.10	0.72	4.36	56.25
FCLF	First Clover Leaf Fin Cp of IL*	19.53	17.51	0.57	2.59	3.15	0.55	2.50	0.89	57.77	0.69	31.79	85.91	16.78	98.23	32.96	0.24	2.70	NM
FCFL	First Community Bk Corp of FL*	7.78	7.71	0.46	5.59	5.85	0.44	5.36	1.91	42.18	1.00	17.10	93.65	7.29	94.68	17.81	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH*	10.05	6.90	0.75	7.25	9.64	0.66	6.38	1.08	98.53	1.29	10.37	68.66	6.90	103.54	11.79	1.04	6.35	65.82
FFNM	First Fed of N. Michigan of MI*	12.88	11.81	-0.68	-5.25	-12.24	-0.69	-5.34	3.57	32.35	1.45	NM	44.22	5.70	48.80	NM	0.20	4.08	NM
FFBH	First Fed. Bancshares of AR*	9.05	9.05	0.38	4.12	8.19	0.42	4.64	5.49	11.57	0.91	12.21	50.20	4.54	50.20	10.83	0.64	8.32	NM
FFSX	First Federal Bankshares of IA*	5.67	5.66	-3.33	-34.64	NM	-3.21	-33.46	NA	NA	1.42	NM	62.02	3.52	62.09	NM	0.00	0.00	NM
FFNW	First Fin NW, Inc of Renton WA*	26.25	25.37	-0.08	-0.35	-0.39	-0.14	-0.61	2.65	26.52	0.87	NM	74.02	19.43	77.52	NM	0.32	3.15	NM
FFCH	First Fin. Holdings Inc. of SC*	6.43	5.12	0.77	11.47	8.42	0.73	10.91	0.76	95.20	0.92	11.87	135.65	8.72	172.78	12.48	1.02	4.67	55.43
FFHS	First Franklin Corp. of OH*	7.67	7.67	-0.18	-2.25	-4.25	-0.23	-2.85	NA	NA	0.91	NM	55.21	4.23	55.21	NM	0.36	4.50	NM
FKFS	First Keystone Fin., Inc of PA*	6.51	6.51	0.15	2.24	3.12	0.14	2.10	0.27	238.08	1.17	32.03	73.69	4.80	73.69	34.17	0.00	0.00	0.00
FNFG	First Niagara Fin. Group of NY*	15.80	7.56	1.02	6.21	5.15	0.89	5.40	0.39	209.81	1.17	19.43	114.55	18.10	262.92	22.33	0.56	3.74	72.73
FPTB	First PacTrust Bancorp of CA*	9.83	9.83	0.06	0.57	0.89	0.08	0.78	4.34	31.84	1.45	NM	65.43	6.43	65.43	NM	0.74	6.02	NM
FPFC	First Place Fin. Corp. of OH*	9.55	6.55	0.33	3.41	6.30	0.33	3.35	2.23	37.92	1.04	15.88	54.07	5.16	81.41	16.13	0.34	3.35	53.13
FFIC	Flushing Fin. Corp. of NY*	6.71	6.21	0.71	10.22	6.33	0.89	12.73	0.22	88.16	0.24	15.81	156.67	10.61	169.99	12.69	0.52	2.99	47.27
FXCB	Fox Chase Bncp MHC of PA(43.1)	14.23	14.23	0.18	1.15	0.82	0.18	1.15	0.17	257.53	0.71	NM	142.77	20.32	142.77	NM	0.00	0.00	0.00
FBTX	Franklin Bank Corp of TX*	5.70	2.26	-0.82	-12.53	NM	-0.85	-12.95	NA	NA	NA	NM	4.43	0.25	11.61	NM	0.00	0.00	NM
GSLA	GS Financial Corp. of LA*	13.35	13.35	0.09	0.61	0.84	0.19	1.30	1.60	98.42	2.28	NM	72.60	9.69	72.60	NM	0.40	2.58	NM
GCBC	Green Co Bcrp MHC of NY (43.9)	9.55	9.55	0.76	7.47	4.98	0.76	7.47	NA	NA	0.79	20.08	149.72	14.30	149.72	20.08	0.68	5.13	NM
HFFC	HF Financial Corp. of SD*	6.14	5.70	0.53	8.47	8.85	0.44	7.04	0.34	158.30	0.75	11.29	92.64	5.68	100.30	13.59	0.45	2.93	33.09
HMNF	HMN Financial, Inc. of MN*	8.83	8.83	0.45	5.16	8.73	0.40	4.56	4.51	30.76	1.63	11.46	60.28	5.33	60.28	12.97	1.00	7.27	NM
HBNK	Hampden Bancorp, Inc. of MA*	19.78	19.78	0.32	1.62	2.01	0.27	1.39	0.88	NA	NA	NM	79.92	15.81	79.92	NM	0.12	1.15	57.14
HARL	Harleysville Svgs Fin Cp of PA*	5.58	5.58	0.46	7.72	7.97	0.48	8.10	NA	NA	0.43	12.55	98.92	5.52	98.92	11.96	0.72	5.63	70.59
HWFG	Harrington West Fncl Grp of CA*	3.48	2.99	-0.19	-4.17	-10.42	0.01	0.11	0.92	62.10	0.85	NM	51.98	1.81	60.79	NM	0.00	0.00	NM
HBOS	Heritage Fn Gp MHC of GA(26.4)	13.00	12.81	0.61	4.48	2.60	0.68	4.98	0.87	96.70	1.31	38.52	174.79	22.73	177.78	34.67	0.28	2.69	NM
HIFS	Hingham Inst. for Sav. of MA*	7.30	7.30	0.69	9.38	8.10	0.69	9.38	NA	NA	0.64	12.35	112.11	8.18	112.11	12.35	0.80	2.67	32.92
HOME	Home Federal Bancorp Inc of ID*	27.43	27.43	0.56	2.49	2.18	0.49	2.18	0.56	91.17	0.80	NM	93.78	25.72	93.78	NM	0.22	2.00	NM
HFBC	HopFed Bancorp, Inc. of KY*	6.83	6.01	0.59	8.55	11.14	0.52	7.51	0.12	505.73	0.85	8.98	75.19	5.13	86.24	10.22	0.48	4.05	36.36
HCBK	Hudson City Bancorp, Inc of NJ*	9.58	9.29	0.79	7.59	3.69	0.79	7.59	0.25	31.40	0.14	27.12	203.31	19.48	210.50	27.12	0.48	2.60	70.59
IFSB	Independence FSB of DC*	6.67	6.67	-1.48	-20.91	-25.88	-1.38	-19.49	2.69	18.02	0.62	NM	85.54	5.71	85.54	NM	0.00	0.00	NM
ISBC	Investors Bcrp MHC of NJ(41.6)	12.91	12.91	0.29	2.11	1.09	0.29	2.11	0.30	70.03	0.29	NM	192.50	24.84	192.50	NM	0.00	0.00	0.00
JXSB	Jcksnville Bcp MHC of IL(47.7)	7.48	6.61	0.38	4.93	5.79	0.35	4.57	0.39	154.93	1.00	17.27	85.66	6.40	97.74	18.63	0.30	3.16	54.55
JFBI	Jefferson Bancshares Inc of TN*	21.70	21.70	0.41	1.86	2.48	0.41	1.86	0.23	239.06	0.65	NM	75.92	16.47	75.92	NM	0.24	2.71	NM
KFED	K-Fed Bancorp MHC of CA (35.9)	10.83	10.38	0.47	4.17	2.76	0.47	4.17	0.35	109.98	0.43	36.21	150.00	16.24	157.21	36.21	0.44	4.34	NM
KFFB	KY Fst Fed Bp MHC of KY (41.6)	23.80	18.99	0.31	1.32	1.05	0.31	1.32	NA	NA	NA	NM	126.26	30.05	168.20	NM	0.40	4.20	NM
KRNY	Kearny Fin Cp MHC of NJ (27.9)	23.15	19.99	0.28	1.20	0.58	0.28	1.20	NA	NA	0.59	NM	205.17	47.50	247.59	NM	0.20	1.44	NM
LSBX	LSB Corp of No. Andover MA*	8.29	8.29	0.62	6.66	6.03	0.70	7.55	0.30	243.97	1.28	16.57	111.24	9.22	111.24	14.60	0.60	4.07	67.42
LSBI	LSB Fin. Corp. of Lafayette IN*	9.68	9.68	0.40	4.03	4.81	0.38	3.85	3.08	32.04	1.12	20.79	84.36	8.16	84.36	21.76	1.00	5.41	NM
LPSB	LaPorte Bancrp MHC of IN(47.3)	12.68	10.23	0.12	0.99	1.25	0.27	2.22	1.01	48.20	0.81	NM	66.05	8.37	84.10	35.56	0.00	0.00	0.00
LSBK	Lake Shore Bnp MHC of NY(43.1)	13.56	13.56	0.26	1.80	1.62	0.58	3.96	0.57	58.18	0.56	NM	112.12	15.20	112.12	28.03	0.20	2.16	NM
LEGC	Legacy Bancorp, Inc. of MA*	13.87	12.69	0.15	1.00	1.09	0.13	0.86	0.70	90.08	0.85	NM	96.10	13.33	106.49	NM	0.20	1.45	NM
LBCP	Liberty Bancorp, Inc. of MO*	12.71	12.71	0.56	4.04	5.49	0.51	3.62	1.80	49.67	1.20	18.23	79.40	10.09	79.40	20.35	0.10	1.14	20.83
LABC	Louisiana Bancorp, Inc. of LA*	30.56	30.56	1.15	4.08	3.92	1.12	4.00	0.08	857.39	1.87	25.50	90.11	27.54	90.11	26.02	0.00	0.00	0.00
MSBF	MSB Fin Corp MHC of NJ (45.0)	14.42	14.42	0.23	1.55	1.14	0.23	1.55	NA	NA	NA	NM	134.62	19.41	134.62	NM	0.12	1.14	NM
MGYR	Magyar Bancorp MHC of NJ(44.7)	9.63	9.63	0.04	0.36	0.33	0.04	0.36	2.13	40.32	1.08	NM	107.52	10.35	107.52	NM	0.00	0.00	0.00
MLVF	Malvern Fed Bncp MHC PA(45.0)	11.53	11.53	0.10	1.07	0.95	0.10	1.07	1.12	70.35	0.87	NM	92.51	10.67	92.51	NM	0.00	0.00	0.00
MASB	MassBank Corp. of Reading MA(8)*	13.43	13.31	0.50	3.74	2.39	0.72	5.36	NA	NA	0.69	NM	160.20	21.52	161.90	29.27	1.16	2.91	NM
MFLR	Mayflower Bancorp, Inc. of MA*	8.16	8.15	0.43	5.30	5.08	0.34	4.14	0.52	109.73	1.07	19.70	103.68	8.46	103.79	25.26	0.40	4.06	NM
EBSB	Meridian Fn Serv MHC MA (45.0)	18.41	18.41	-0.27	-1.75	-1.24	-0.29	-1.89	0.70	78.64	0.96	NM	111.57	20.55	111.57	NM	0.00	0.00	NM
CASH	Meta Financial Group of IA*	6.32	6.07	0.66	10.26	10.63	0.13	2.08	0.36	168.14	1.10	9.41	99.95	6.32	104.28	NM	0.52	2.74	25.74
MFSF	MutualFirst Fin. Inc. of IN*	9.04	7.58	0.46	5.04	10.13	0.43	4.76	1.51	58.27	1.07	9.87	50.12	4.53	60.72	10.46	0.64	6.06	59.81
NASB	NASB Fin, Inc. of Grandview MO*	9.73	9.56	0.75	7.64	5.52	0.19	1.99	1.09	61.90	0.76	18.13	136.30	13.26	138.88	NM	0.90	3.40	61.64
NECB	NE Comm Bncrp MHC of NY (45.0)	20.78	20.41	0.61	1.94	1.58	0.61	1.94	0.89	46.05	0.48	NM	121.83	35.07	124.08	NM	0.12	1.19	NM
NHTB	NH Thrift Bancshares of NH*	8.83	5.43	0.65	7.60	9.38	0.62	7.26	0.76	81.53	0.81	10.66	75.37	6.66	127.13	11.15	0.52	5.36	57.14
NVSL	Naug Vlly Fin MHC of CT (41.6)	9.65	9.63	0.41	3.81	3.00	0.38	3.53	0.35	137.93	0.62	33.33	130.06	12.55	130.43	36.00	0.24	2.67	NM
NFSB	Newport Bancorp, Inc. of RI*	14.24	14.24	0.12	0.75	0.83	0.12	0.75	NA	NA	0.83	NM	93.41	13.30	93.41	NM	0.00	0.00	0.00
FFFD	North Central Bancshares of IA*	8.29	7.36	0.35	4.29	6.68	0.60	7.44	0.70	99.63	0.81	14.96	64.65	5.36	73.50	8.62	1.40	7.09	NM
NFBK	Northfield Bcp MHC of NY(45.0)	23.49	22.66	0.83	3.46	2.40	1.01	4.17	0.66	70.83	1.44	NM	144.96	34.05	151.88	34.54	0.00	0.00	0.00
NWSB	Northwest Bcrp MHC of PA(37.0)	9.00	6.56	0.77	8.60	3.89	0.82	9.16	1.12	55.91	0.86	25.69	215.88	19.44	304.17	24.12	0.88	3.17	NM
OSHC	Ocean Shr Hldg MHC of NJ(42.9)	9.66	9.66	0.56	5.56	4.20	0.60	5.96	0.29	129.08	0.43	23.81	131.23	12.67	131.23	22.22	0.20	2.00	47.62
OCFC	OceanFirst Fin. Corp of NJ*	6.64	6.64	0.71	11.08	6.15	0.67	10.38	0.83	70.04	0.66	16.26	179.42	11.91	179.42	17.36	0.80	4.43	72.07
ONFC	Oneida Financl MHC of NY(44.6)	10.36	6.02	0.59	5.33	4.21	0.52	4.67	0.09	533.33	0.86	23.75	129.96	13.47	234.57	27.14	0.48	5.05	NM
ORIT	Oritani Fin Cp MHC of NJ(32.0)	19.33	19.33	0.67	3.27	1.30	0.73	3.46	0.96	37.52	1.33	NM	242.94	46.95	242.94	NM	0.00	0.00	0.00
OSBK	Osage Bancshares, Inc. of OK*	22.69	22.69	0.81	3.32	3.49	0.78	3.23	NA	NA	0.40	28.68	101.35	23.00	101.35	29.55	0.34	3.49	NM
PSBH	PSB Hldgs Inc MHC of CT (42.9)	9.93	8.49	0.63	6.10	5.66	0.57	5.58	NA	NA	0.72	17.66	110.37	10.96	131.12	19.30	0.36	4.34	NM
PVFC	PVF Capital Corp. of Solon OH*	8.23	8.23	0.23	2.82	5.78	0.20	2.50	NA	NA	NA	17.31	48.86	4.02	48.86	19.57	0.04	0.89	15.38

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 29, 2008

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings			Core Earnings		NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
	Financial Institution	(%)	(%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
	NASDAQ Listed OTC Companies (continued)																		
PBCI	Pamrapo Bancorp, Inc. of NJ*	9.67	9.67	0.62	6.71	5.75	0.62	6.71	2.10	26.69	0.78	17.41	117.22	11.34	117.22	17.41	0.92	6.69	NM
PFED	Park Bancorp of Chicago IL*	12.86	12.86	-0.30	-2.23	-4.67	-0.11	-0.83	1.41	19.35	0.43	NM	49.63	6.38	49.63	NM	0.52	4.33	NM
PVSA	Parkvale Financial Corp of PA*	7.11	5.56	0.70	9.88	10.52	0.80	11.32	0.85	96.46	1.25	9.51	92.67	6.59	120.40	8.30	0.88	3.96	37.61
PBHC	Pathfinder BC MHC of NY (36.3)	6.10	5.06	0.44	6.64	5.64	0.42	6.40	1.03	55.81	0.85	17.72	118.68	7.24	144.91	18.36	0.41	4.06	71.93
PCBI	Peoples Community Bcrp. of OH*	5.06	4.63	-5.35	NM	NM	-5.42	NM	6.78	62.94	5.45	NM	24.38	1.23	26.78	NM	0.00	0.00	NM
PBCT	Peoples United Financial of CT*	25.56	19.47	0.98	3.37	2.62	1.17	4.02	0.42	175.58	1.06	38.13	118.05	30.18	167.63	32.00	0.60	3.35	NM
PROV	Provident Fin. Holdings of CA*	7.63	7.63	0.11	1.37	4.42	0.06	0.83	2.40	49.51	1.37	22.64	31.59	2.41	31.59	37.29	0.20	3.15	71.43
PBNY	Provident NY Bncrp, Inc. of NY*	14.07	8.65	0.79	5.53	4.05	0.78	5.43	0.50	153.00	1.30	24.71	137.44	19.34	237.80	25.16	0.24	1.73	42.86
PBIP	Prudential Bncp MHC PA (37.7)	14.64	14.64	-0.65	-3.98	-2.68	0.12	0.71	0.37	43.53	0.33	NM	163.89	24.00	163.89	NM	0.20	1.92	NM
PULB	Pulaski Fin Cp of St. Louis MO*	6.69	6.37	0.76	11.15	9.38	0.48	6.99	1.62	56.93	1.04	10.66	114.52	7.66	120.65	17.02	0.38	3.92	41.76
RPFG	Rainier Pacific Fin Grp of WA*	8.68	8.33	0.50	5.22	9.52	0.47	4.85	1.65	57.75	1.25	10.50	61.87	5.37	64.70	11.31	0.28	3.81	40.00
RIVR	River Valley Bancorp of IN*	7.24	7.23	0.67	9.19	10.52	0.61	8.41	NA	NA	0.79	9.51	86.71	6.28	86.82	10.38	0.84	6.22	59.15
RVSB	Riverview Bancorp, Inc. of WA*	10.41	7.68	0.77	6.98	9.22	0.74	6.75	2.67	55.55	1.69	10.85	77.22	8.04	107.78	11.22	0.36	5.53	60.00
RCKB	Rockville Fin MHC of CT (44.1)	10.57	10.51	0.50	4.32	2.49	0.54	4.68	0.17	438.00	0.91	NM	175.82	18.58	176.89	37.10	0.20	1.38	55.56
ROMA	Roma Fin Corp MHC of NJ (27.9)	22.88	22.83	0.65	2.67	1.25	0.65	2.67	0.85	23.99	0.41	NM	217.62	49.79	218.25	NM	0.32	2.11	NM
ROME	Rome Bancorp, Inc. of Rome NY*	19.66	19.66	0.92	4.26	3.70	0.92	4.26	0.60	98.21	0.66	27.00	122.87	24.16	122.87	27.00	0.34	3.15	NM
SIFI	SI Fin Gp Inc MHC of CT (38.6)	9.03	8.58	0.19	1.90	1.35	0.18	1.75	0.93	67.98	0.88	NM	145.90	13.17	154.34	NM	0.16	1.67	NM
SVBI	Severn Bancorp, Inc. of MD*	10.19	10.16	0.89	8.90	13.75	0.88	8.79	3.03	33.23	1.09	7.27	62.86	6.41	63.05	7.36	0.24	3.93	28.57
SUPR	Superior Bancorp of AL(8)*	11.47	5.72	0.17	1.47	7.29	0.05	0.42	1.71	52.51	1.25	13.71	19.38	2.22	41.38	NM	0.00	0.00	0.00
THRD	TF Fin. Corp. of Newtown PA*	9.60	9.02	0.70	7.15	8.07	0.68	6.91	0.37	106.39	0.52	13.39	87.46	8.40	93.62	13.83	0.80	3.71	45.98
TFSL	TFS Fin Corp MHC of OH (31.7)	18.88	18.81	0.54	2.80	1.39	0.47	2.47	1.57	25.99	0.47	NM	204.01	38.52	205.03	NM	0.20	1.64	NM
TONE	TierOne Corp. of Lincoln NE*	8.40	8.24	-2.85	-29.98	NM	-2.85	-29.98	5.07	39.55	2.31	NM	37.49	3.15	38.33	NM	0.16	2.83	NM
TSBK	Timberland Bancorp, Inc. of WA*	11.27	10.37	0.75	6.48	8.93	0.97	8.42	1.55	68.90	1.26	11.20	72.32	8.15	79.43	8.62	0.44	5.61	62.86
TRST	TrustCo Bank Corp NY of NY*	6.85	6.85	1.09	15.65	5.01	1.07	15.34	0.63	157.54	1.73	19.96	309.49	21.21	309.49	20.38	0.44	4.50	NM
UCBA	United Comm Bncp MHC IN (41.1)	14.23	14.23	-0.37	-2.43	-2.25	-0.33	-2.16	2.69	NA	NA	NM	115.97	16.50	115.97	NM	0.36	4.51	NM
UCFC	United Community Fin. of OH*	9.80	8.65	0.09	0.88	2.22	-0.02	-0.22	4.35	24.16	1.28	NM	40.29	3.95	46.22	NM	0.19	5.26	NM
UBNK	United Financial Bncrp of MA*	18.67	18.64	0.59	3.42	2.89	0.61	3.51	0.39	171.29	0.95	34.57	100.24	18.71	100.39	33.66	0.28	2.19	NM
UWBK	United Western Bncp, Inc of CO*	4.76	4.76	0.57	10.89	15.36	0.53	10.04	0.65	96.12	0.98	6.51	75.80	3.61	75.80	7.06	0.24	2.21	14.37
VPFG	ViewPoint Finl MHC of TX(43.8)	10.81	10.76	0.32	2.68	1.34	0.16	1.34	0.25	156.01	0.69	NM	204.88	22.15	205.90	NM	0.32	1.95	NM
WSB	WSB Holdings, Inc. of Bowie MD*	13.53	13.53	0.36	2.54	4.20	0.24	1.69	3.50	23.09	1.55	23.81	61.96	8.38	61.96	35.71	0.16	3.20	NM
WSFS	WSFS Financial Corp. of DE*	6.78	6.74	0.91	13.63	8.72	0.99	14.86	0.95	92.47	1.22	11.47	151.26	10.26	152.25	10.53	0.48	0.90	10.30
WVFC	WVS Financial Corp. of PA*	7.27	7.27	0.94	12.71	11.22	0.94	12.71	NA	NA	1.66	8.91	111.30	8.09	111.30	8.91	0.64	4.01	35.75
WFSL	Washington Federal, Inc. of WA*	11.60	9.93	1.24	10.09	8.94	1.24	10.09	0.74	61.59	0.57	11.19	110.59	12.83	131.63	11.19	0.84	4.88	54.55
WSBF	Waterstone Fin MHC of WI(26.2)	10.75	10.75	-0.07	-0.61	-0.41	-0.20	-1.68	NA	NA	1.28	NM	154.56	16.62	154.56	NM	0.00	0.00	NM
WAYN	Wayne Savings Bancshares of OH*	8.13	7.60	0.50	5.87	6.83	0.52	6.13	0.63	72.97	0.75	14.65	89.37	7.27	96.12	14.01	0.48	4.96	72.73
WFD	Westfield Fin. Inc. of MA*	25.59	25.59	0.83	3.08	2.74	0.86	3.19	0.29	200.03	1.39	36.50	117.20	29.99	117.20	35.24	0.20	1.96	71.43
WFBC	Willow Financial Bcp Inc of PA(8)*	9.95	5.66	-2.44	-20.35	-24.60	-2.54	-21.18	0.65	127.45	1.13	NM	98.61	9.81	181.68	NM	0.46	4.64	NM

EXHIBIT 2

Pro Forma Analysis Sheet

Exhibit 2
PRO FORMA ANALYSIS SHEET
Campello Bancorp
Prices as of August 29, 2008

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	Massachusetts Companies Mean	Massachusetts Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	67.14 x	15.46x	14.85x	21.32x	18.60x	17.48x	14.90x
Price-core earnings ratio (x)		P/Core	67.14 x	16.99x	16.09x	23.72x	21.05x	19.13x	16.66x
Price-book ratio (%)	=	P/B	53.01%	90.66%	92.78%	96.20%	96.10%	85.81%	82.23%
Price-tangible book ratio (%)	=	P/TB	54.12%	101.69%	105.13%	109.52%	106.49%	100.16%	91.13%
Price-assets ratio (%)	=	P/A	4.95%	10.59%	9.37%	14.13%	13.33%	9.80%	8.06%

Valuation Parameters

Pre-Conversion Earnings (Y)	$438,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Earnings (CY)	$438,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$23,250,000	ESOP Amortization (T)	20.00 years
Pre-Conv. Tang. Book Val. (TB)	$22,440,000	SIP Amount (M)	4.00%
Pre-Conversion Assets (A)	$407,313,000	SIP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	1.85%	Foundation (F)	4.77%
Est. Conversion Expenses (3)(X)	7.51%	Tax Benefit (Z)	410,000
Tax Rate (TAX)	41.00%	Percentage Sold (PCT)	100.00%
		Option (O1)	10.00% (6)
		Estimated Option Value (O2)	40.10% (6)
		Option vesting (O3)	5.00 (6)
		Option pct taxable (O4)	25.00% (6)

Calculation of Pro Forma Value After Conversion

1. $$V=\frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$$ V= $20,950,000

2. $$V=\frac{P/Core * (Y)}{1 - P/core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$$ V= $20,950,000

3. $$V=\frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$$ V= $20,950,000

4. $$V=\frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$$ V= $20,950,000

5. $$V=\frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$$ V= $20,950,000

Conclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Shares Issued
Supermaximum	2,645,000	10.00	$ 26,450,000	125,638	2,770,638	$ 27,706,380
Maximum	2,300,000	10.00	23,000,000	109,250	2,409,250	24,092,500
Midpoint	2,000,000	10.00	20,000,000	95,000	2,095,000	20,950,000
Minimum	1,700,000	10.00	17,000,000	80,750	1,780,750	17,807,500

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 1.85 percent, and a tax rate of 41.00%.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and RRP amortize over 20 years and 5 years, respectively; amortization expenses tax effected at 41.00 percent.
(6) 10 percent option plan with an estimated Black-Scholes valuation of 41.00 percent of the exercise price, including a 5 year vesting with 25 percent of the options (granted to directors) tax effected at 41.00 percent.

EXHIBIT 3

Pro Forma Effect of Conversion Proceeds

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Campello Bancorp
At the Minimum

1. Pro Forma Market Capitalization	$17,807,500
Less: Foundation Shares	807,500
2. Offering Proceeds	$17,000,000
Less: Estimated Offering Expenses	1,545,754
Net Conversion Proceeds	$15,454,246

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$15,454,246
Less: Cash Contribution to Foundation	42,500
Less: Non-Cash Stock Purchases (1)	2,136,900
Net Proceeds Reinvested	$13,274,846
Estimated net incremental rate of return	1.09%
Reinvestment Income	$144,895
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	42,026
Less: Amortization of Options (4)	128,177
Less: Recognition Plan Vesting (5)	84,051
Net Earnings Impact	($109,360)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended July 31, 2008 (reported)	$438,000	($109,360)	$328,640
12 Months ended July 31, 2008 (core)	$438,000	($109,360)	$328,640

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
July 31, 2008	$23,250,000	$13,274,846	$348,500	$36,873,346
July 31, 2008 (Tangible)	$22,440,000	$13,274,846	$348,500	$36,063,346

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
July 31, 2008	$407,313,000	$13,274,846	$348,500	$420,936,346

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the pro forma shares outstanding.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 41.00 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 41.00 percent.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Campello Bancorp
At the Midpoint

1. Pro Forma Market Capitalization	$20,950,000
Less: Foundation Shares	950,000
2. Offering Proceeds	$20,000,000
Less: Estimated Offering Expenses	1,573,240
Net Conversion Proceeds	$18,426,760

3. Estimated Additional Income from Conversion Proceeds	
Net Conversion Proceeds	$18,426,760
Less: Cash Contribution to Foundation	50,000
Less: Non-Cash Stock Purchases (1)	2,514,000
Net Proceeds Reinvested	$15,862,760
Estimated net incremental rate of return	1.09%
Reinvestment Income	$173,142
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	49,442
Less: Amortization of Options (4)	150,797
Less: Recognition Plan Vesting (5)	98,884
Net Earnings Impact	($125,981)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended July 31, 2008 (reported)	$438,000	($125,981)	$312,019
12 Months ended July 31, 2008 (core)	$438,000	($125,981)	$312,019

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
July 31, 2008	$23,250,000	$15,862,760	$410,000	$39,522,760
July 31, 2008 (Tangible)	$22,440,000	$15,862,760	$410,000	$38,712,760

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
July 31, 2008	$407,313,000	$15,862,760	$410,000	$423,585,760

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the pro forma shares outstanding.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 41.00 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 41.00 percent.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Campello Bancorp
At the Maximum Value

1. Pro Forma Market Capitalization	$24,092,500
Less: Foundation Shares	1,092,500
2. Offering Proceeds	$23,000,000
Less: Estimated Offering Expenses	1,600,726
Net Conversion Proceeds	$21,399,274

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$21,399,274
Less: Cash Contribution to Foundation	57,500
Less: Non-Cash Stock Purchases (1)	2,891,100
Net Proceeds Reinvested	$18,450,674
Estimated net incremental rate of return	1.09%
Reinvestment Income	$201,389
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	56,858
Less: Amortization of Options (4)	173,417
Less: Recognition Plan Vesting (5)	113,717
Net Earnings Impact	($142,602)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended July 31, 2008 (reported)	$438,000	($142,602)	$295,398
12 Months ended July 31, 2008 (core)	$438,000	($142,602)	$295,398

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
July 31, 2008	$23,250,000	$18,450,674	$471,500	$42,172,174
July 31, 2008 (Tangible)	$22,440,000	$18,450,674	$471,500	$41,362,174

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
July 31, 2008	$407,313,000	$18,450,674	$471,500	$426,235,174

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the pro forma shares outstanding.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 41.00 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 41.00 percent.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Campello Bancorp
At the Supermaximum Value

1. Pro Forma Market Capitalization	$27,706,380
Less: Foundation Shares	1,256,380
2. Offering Proceeds	$26,450,000
Less: Estimated Offering Expenses	1,632,335
Net Conversion Proceeds	$24,817,665

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$24,817,665
Less: Cash Contribution to Foundation	66,125
Less: Non-Cash Stock Purchases (1)	3,324,766
Net Proceeds Reinvested	$21,426,774
Estimated net incremental rate of return	1.09%
Reinvestment Income	$233,873
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	65,387
Less: Amortization of Options (4)	199,429
Less: Recognition Plan Vesting (5)	130,774
Net Earnings Impact	($161,717)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended July 31, 2008 (reported)	$438,000	($161,717)	$276,283
12 Months ended July 31, 2008 (core)	$438,000	($161,717)	$276,283

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
July 31, 2008	$23,250,000	$21,426,774	$542,225	$45,218,999
July 31, 2008 (Tangible)	$22,440,000	$21,426,774	$542,225	$44,408,999

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
July 31, 2008	$407,313,000	$21,426,774	$542,225	$429,281,999

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the pro forma shares outstanding.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 41.00 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 41.00 percent.

EXHIBIT 4

Comparative Analysis: Peer Group Pricing, Closing Values and After-Market Trading

Exhibit 4
Campello Bancorp
Comparative Analysis: Peer Group Pricing, Closing Values, and Aftermarket Trading
All Standard Conversions Completed from 2007 to June 20, 2008

Ticker	Closing Date	Institution	Offering Size ($mil)	Peer group P/TB (1) Average (%)	Peer group P/TB (1) Median (%)	Pro forma P/TB at Closing (%)	Implied P/TB Discount from Peer Group at Closing (2) (%)	Peer Group P/E (1) Average	Peer Group P/E (1) Median (x)	Pro forma P/E at Closing (%)	Implied P/E Premium Peer Group at Closing (2) (%)	One week after closing Price Change (%)	One week after closing Implied P/TB (%)
CBNJ	2/1/2008	Cape Bancorp, Inc.	$ 78.2	146.45%	141.99%	104.90%	-26.12%	21.28	21.05	50.00	nm (5)	-1.00%	103.85%
DNBK	1/10/2008	Danvers Bancorp, Inc.	$ 171.9	134.05%	132.23%	82.30%	-37.76%	24.11	22.06	29.41	33.32%	-3.10%	79.75%
FABK	11/30/2007	First Advantage Bancorp	$ 53.6	106.80%	109.41%	68.30%	-37.57%	30.24	24.33	nm (4)	nm (5)	7.00%	73.08%
FFNW	10/10/2007	First Financial Northwest, Inc.	$ 211.6	152.74%	157.24%	81.40%	-48.23%	22.97	20.93	20.83	-0.48%	15.00%	93.61%
BFED	10/2/2007	Beacon Federal Bancorp, Inc	$ 74.1	125.63%	124.73%	68.30%	-45.24%	19.84	18.00	30.40	68.89%	17.90%	80.53%
LABC	7/10/2007	Lousiana Bancorp, Inc.	$ 63.5	111.10%	130.50%	75.50%	-42.15%	20.00	16.80	23.30	38.69%	4.00%	78.52%
QNTO	7/5/2007	Quaint Oak Bancorp, Inc.	$ 13.9	128.90%	131.08%	84.10%	-35.84%	16.82	15.02	17.86	18.91%	-7.00%	78.21%
ESSA	4/4/2007	ESSA Bancorp, Inc.	$ 158.7	149.15%	138.87%	86.90%	-37.42%	18.32	16.41	27.08	65.02%	20.60%	104.80%
CMSB	4/4/2007	CMS Bancorp, Inc.	$ 19.8	117.10%	113.70%	85.20%	-25.07%	23.10	22.40	nm (4)	nm (5)	4.70%	89.20%
HBNK	1/17/2007	Hampden Bancorp, Inc. (3)	$ 75.7	146.36%	140.09%	81.00%	-42.18%	19.94	18.34	41.62	nm (5)	25.00%	101.25%
		Average	$ 92.1	131.83%	131.98%	81.79%	**-37.76%**	21.66	19.53	30.06	**37.39%**	8.31%	88.28%
		Median	$ 74.9	131.48%	131.66%	81.85%	**-37.67%**	20.64	19.64	28.25	**36.00%**	5.85%	84.87%
		Campello Bancorp (updated through August 29, 2008)											
		At supermax valuation	$ 27.7	101.69%	105.13%	62.39%	**-40.65%**	15.46	16.99	100.28	**490.23%**	NA	NA
		At midpoint valuation	**$ 21.0**	**101.69%**	**105.13%**	**54.12%**	**-48.52%**	**14.85**	**16.09**	**67.14**	**317.28%**	NA	NA

(1) Except as noted, ratios have been extracted from prospectus documents on file with SEC.
(2) Premium and discount calculated relative to the median.
(3) Peer group figures from original appraisal report.
(4) P/E multiple over 80.0x is considered "not meaningful".
(5) Premium over 100% is considered "not meaningful".

Source: Prospectus disclosure for peer group pricing information. Press release information and RP Financial calculations for pro forma P/TB at closing. Public company stock price information from SNL Securities and RP Financial calculations for implied P/TB ratios in the aftermarket.

EXHIBIT 5

Firm Qualifications Statement

RP® FINANCIAL, LC.

Celebrating 20 Years of Financial Advisory Services

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. We offer a broad array of services, high quality and prompt service, hands-on involvement by principals and senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff maintains extensive background in financial and management consulting, valuation and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and other financial services companies.

STRATEGIC PLANNING SERVICES

RP® Financial's strategic planning services are designed to provide effective feasible plans with quantifiable results. We analyze strategic options to enhance shareholder value, achieve regulatory approval or realize other objectives. Such services involve conducting situation analyses; establishing mission/vision statements, strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings enhancement, operational matters and organizational issues. Strategic recommendations typically focus on: capital formation and management, asset/liability targets, profitability, return on equity and stock pricing. Our proprietary financial simulation models provide the basis for evaluating the impact of various strategies and assessing their feasibility and compatibility with regulations.

MERGER ADVISORY SERVICES

RP® Financial's merger advisory services include targeting potential buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and supporting the implementation of post-acquisition strategies. Through financial simulations, comprehensive data bases, valuation proficiency and regulatory familiarity, RP® Financial's merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes bank and thrift mergers, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, purchase accounting and other purposes. We are highly experienced in performing appraisals which conform to regulatory guidelines and appraisal standards. RP® Financial is the nation's leading valuation firm for thrift mutual-to-stock conversions, with appraised values ranging up to $4 billion.

OTHER CONSULTING SERVICES

RP® Financial offers other consulting services including branching and diversification strategies, feasibility studies and special research. We assist banks/thrifts in preparing CRA plans and evaluating wealth management activities on a de novo or merger basis. Our other consulting services are aided by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (27)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (24)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Director (25)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (22)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (21)	(703) 647-6549	joren@rpfinancial.com
Timothy M. Biddle, Senior Vice President (18)	(703) 647-6552	tbiddle@rpfinancial.com

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

END